Manulife Financial Corporation
Renewal Annual Information Form
March 21, 2006

Table of Contents

GLOSSARY	3

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	5

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	5

CORPORATE STRUCTURE	5

HISTORY AND INCORPORATION	5
INTERCORPORATE RELATIONSHIPS	5

CORPORATE STRATEGY	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

THREE YEAR HISTORY	7

BUSINESS OPERATIONS	8

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT	8
U.S. DIVISION	8
CANADIAN DIVISION	14
ASIA AND JAPAN DIVISION	17
REINSURANCE DIVISION	20
INVESTMENT DIVISION	21

RISK FACTORS	25

GOVERNMENT REGULATION	28

CANADA	28
UNITED STATES	30
ASIA AND JAPAN	32

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	33

DIVIDENDS	34

CONSTRAINTS ON OWNERSHIP OF SHARES	35

PREFERRED SHARE RATINGS	36

MARKET FOR SECURITIES	37

TRADING PRICE AND VOLUME	37

LEGAL PROCEEDINGS	37

DIRECTORS AND EXECUTIVE OFFICERS	38

DIRECTORS	38
EXECUTIVE OFFICERS	39
SHARE OWNERSHIP	39

TRANSFER AGENT AND REGISTRAR	39

MATERIAL CONTRACTS	39

INTERESTS OF EXPERTS	40

AUDIT & RISK MANAGEMENT COMMITTEE	40

ADDITIONAL INFORMATION	40

GLOSSARY
For the purpose of this annual information form (“Annual Information Form”), the term “Company” or “Manulife Financial” refers, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.
The following are brief explanations of certain terms as used in this Annual Information Form.
ACLI (American Council of Life Insurers) — an insurance industry association for life insurance companies in the United States, which works to promote a legislative and regulatory environment favourable to its members and provides information and educational resources to the public.
annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.
Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.
cash value — the gross value for which an in-force policy can be surrendered.
COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.
common investment platform — a common group of investment funds that are offered to the Company’s customers across multiple variable insurance, annuity and pension product lines.
endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.
Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.
general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheet and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.
GIC (guaranteed investment contracts) — certificates of deposit on which guaranteed interest is payable or compounded annually and maturity is a specified term, usually one to five years.
group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities (group health) to a group of people under a master contract. Typically used by employers to provide coverage for their employees.
ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.
in-force — an insurance or annuity contract which has not expired or otherwise been terminated.
individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.
Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.
LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.
MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally regulated life insurance companies.
Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.
mortality risk — the risk arising from an insured person’s death.
NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.
Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.
policy loan — a loan made to a policyholder based on the security of the cash value of a policy.
policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.
producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.
RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).
RRSP (registered retirement savings plan) — a savings plan for the purpose of providing a retirement income, within the meaning of the Income Tax Act (Canada).
reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.
retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.
SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.
segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.
Superintendent — the Superintendent of Financial Institutions (Canada).
surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.
term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.
third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.
underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.
universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.
variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.
whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION
The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to Canadian GAAP.
Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2005	2004	2003
U.S. dollar

Balance sheet	1.1659	1.2036	1.2924
Statement of operations	1.2111	1.3015	1.4015

Japanese yen

Balance sheet	0.009886	0.011718	0.012066
Statement of operations	0.011022	0.012035	0.012088

Notes: (1)	Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual Statement of Operations is based on the rates in each quarter’s Statement of Operations. The annual rate is approximated as the average of the quarterly rates weighted by the number of days in each quarter.

(2)	Rates are based upon noon rates of exchange published by the Bank of Canada.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Forward-looking statements include the information concerning possible or assumed future results of the Company set out under “Corporate Strategy” and “Business Operations”. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in this document under “Risk Factors” as well as under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The Company does not undertake to update any forward-looking statements.
CORPORATE STRUCTURE
HISTORY AND INCORPORATION
Manulife Financial Corporation was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.
INTERCORPORATE RELATIONSHIPS
The Company conducts its business activities through subsidiary companies in Canada, the United States, Hong Kong, Japan, the Philippines, Singapore, Indonesia, Thailand and Vietnam. The Company operates through branches in Barbados, Bermuda and Germany and through branches of subsidiaries in Taiwan and Macau. In China, the Company operates through a joint venture established with a local company. In Malaysia, the Company operates through a publicly traded corporation which is 46% owned by the Company.
The principal subsidiaries of MFC, including direct and indirect subsidiaries, are listed in the section entitled “Principal Subsidiaries” of MFC’s 2005 Annual Report filed on SEDAR, which section is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office is located.
CORPORATE STRATEGY
Manulife Financial’s overall corporate objective is to continue its record of profitable growth by building on its position as a leading provider of financial protection and wealth management products and services in Canada, the United States and Asia. In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values: professionalism; providing real value to its customers; integrity; maintaining financial strength; and being an employer of choice. To realize its objective, Manulife Financial pursues the following specific strategies.
Build on Existing Business Franchises
Management believes that Manulife Financial has built strong platforms for future growth in Canada, the United States and Asia. The Company enjoys recognized financial strength and leadership positions in a number of diverse international markets ranging from developing to mature. Management intends to strengthen the Company’s business franchises in its existing markets and to expand into new markets where management believes Manulife Financial has a competitive advantage that will enable the Company to establish a leading market position. In 2004, MFC completed a merger with John Hancock Financial Services, Inc. (“John Hancock”) and significantly expanded the Company’s positioning in North America by adding the John Hancock operations and brand in the United States and the business of The Maritime Life Assurance Company (“Maritime Life”) in Canada. In Asia, the merger increased scale and expanded Manulife Financial’s presence into Malaysia and Thailand. Management believes that the Asian region’s economic and demographic trends offer excellent medium and long-term growth potential. In 1996, Manulife Financial opened the first foreign joint venture life insurance company in China and by the end of 2005, had operations in nine cities throughout the country. In 1999, the Company became the first Canadian life insurer with operations in Japan, one of the world’s largest insurance markets. The Japanese operation was expanded with the purchase of the in-force business of Daihyaku Mutual Life Insurance Company (“Daihyaku”) in 2001. The Company also expanded its Asian operations in recent years through acquisitions in the Philippines, Indonesia and Taiwan.
Deliver Customized and Innovative Products and Services
Management believes that delivering customized and innovative financial protection products and wealth management products and services, which provide sustainable value at competitive prices, will continue to be a growth driver for Manulife Financial. Accordingly, the Company focuses on understanding customer needs and on developing, maintaining and deepening long-term customer relationships. To address the changing needs of its target customers, the Company has developed the ability to quickly bring new offerings to the marketplace to complement its broad array of products. In Canada, the Company was the first to introduce a single combined personal borrowing and banking account, Manulife One, which provides customers with flexibility in managing their finances. In addition, the Company was the first to offer, through independent financial advisors, a mutual fund investment account giving customers access to multiple investment management firms. In the United States, the merger with John Hancock expanded the breadth and depth of the Company’s product range, adding the long-term care business, expertise in fixed annuities and added new investment offerings and managers for its common investment platform. Building on its leading position in the long-term care market, the Company launched Corporate Solutions, a new worksite program designed to meet the growing long-term care insurance needs of the small business market in the United States. In Asia, the Company introduced the first participating life insurance policy to China and the first investment-linked insurance product to Taiwan. Manulife Life Insurance Company (“Manulife Japan”) has been a leader in offering innovative products to Japanese consumers, being among the first insurers to offer universal life insurance and variable annuity products in Japan.
Capitalize on Multiple Distribution Channels
Management believes that tailoring the Company’s distribution channels to allow customers in each geographic and product market to purchase the Company’s products and services through their preferred channel will enable Manulife Financial to further penetrate its target markets. In North America, the Company has been highly successful in expanding and diversifying its distribution capabilities while at the same time continuing to nurture traditional relationships. In Canada, the Company has continued to build on its successful multiple channel and strategic alliance partnership strategy for the distribution of individual wealth management and insurance products. The integration of Maritime Life distribution operations has added new valuable managing general agents and advisors as well as Equinox Financial Services (“Equinox”) to the corporate account channel. Equinox is now a wholly-owned, national distribution subsidiary of Manufacturers Life. In the United States, the John Hancock merger significantly broadened the Company’s distribution capabilities, adding the John Hancock Financial Network (“JHFN”) and access to the M-Financial Group and to bank distribution via Essex Corporation (“Essex”). The expanded distribution contributed to the record level of sales in 2005 in both variable annuities and individual insurance in the United States. In Asia and Japan, the Company sells its products and services through an exclusive agency force numbering approximately 24,000 agents. In addition, Manulife Financial has expanded its distribution reach by adding new agreements with a number of banks and stockbrokers. In early 2004, Manulife Japan entered into a strategic alliance with the Mitsubishi UFJ Financial Group, Inc. (“MUFJ”) for individual variable annuity product development and sales. In 2005, Manulife Financial entered into a strategic alliance with CITIC Ka Wah Bank, whereby the Company’s financial protection, retirement savings and wealth management solutions are offered to banking customers in Hong Kong. By offering a diverse range of products and providing ongoing sales and marketing support, Manulife Financial strives to maintain long-term relationships with its agents, brokers and other distributors in each market. The Company expects to continue its strategy of anticipating and responding to changing customer distribution preferences.
Leverage Technology to Enhance Customer and Producer Services
Manulife Financial is committed to the development and leveraging of technology to provide improved service to clients and support to the Company’s distribution partners. In Canada, the Company’s Internet support services for group plan administrators and customers include electronic processing and enrollment for Group Savings and Retirement Solutions clients as well as electronic claims processing and payments for Group Benefits members. In Asia, Manulife Financial introduced Hong Kong’s first bilingual insurance web site for agents and launched a web site for its Vietnamese customers. Manulife Financial has also invested in technology to realize productivity gains from improved business processes. To help the Company deliver improved customer service, realize significant expense management opportunities and provide strategic flexibility to integrate new businesses, Manulife Financial has outsourced some of its information technology requirements including the management of its information technology infrastructure and operations and the provisioning and management of Internet Protocol based infrastructure.
Leverage Successful Strategies across Different Markets
Manulife Financial’s product and geographic diversity positions the Company to transfer products and services, technology, distribution and marketing strategies, and business knowledge from one market to other markets. Management believes that the ability to leverage across markets enables the Company to capitalize quickly on emerging economic and demographic trends. In Japan, the Company introduced universal life insurance and variable annuities, leveraging its expertise with these products in Canada and the United States. Also in Japan, the Company revitalized its sales force by leveraging the expertise of its Asian businesses in managing and growing career agency forces. In China, Manulife Financial adopted the increasing protection option from its other Asian markets and specifically tailored it to meet the needs of the Chinese market.
Implement Strategic Acquisitions
Manulife Financial intends to focus on making strategic acquisitions in the financial services industry that strengthen and complement its core operations and that are priced to provide acceptable financial returns. Management believes that it is essential for the Company to participate proactively in the continuing consolidation of the financial services industry, with the objective of increasing Manulife Financial’s overall size and enhancing its market position in internationally diverse markets. Management believes that the Company’s experience in executing and implementing strategic acquisitions, together with its management and capital resources, position Manulife Financial to continue its acquisition program with a focus on expanding its financial protection and wealth management businesses internationally.
GENERAL DEVELOPMENT OF THE BUSINESS
THREE YEAR HISTORY
The Company has proactively participated in the continuing consolidation and globalization of the financial services industry. In 2005, the Company successfully completed the integration of Manulife Financial and John Hancock. The Company is positioned as “One Company”, operating under the brand name John Hancock in the United States and Manulife in Canada, Asia and Japan. The focus for the Company in 2006 is to build upon its strength as a well capitalized and well diversified organization focused on the protection and wealth management businesses.
In 2004, MFC completed a merger with John Hancock, including its subsidiary Maritime Life. On completion of the merger, the Company became the largest public company and the largest life insurance company in Canada, the second largest life insurer in North America and the fifth largest in the world based on market capitalization as at April 28, 2004.

In December 2004, Manufacturers Life, MFC Insurance Company Limited (another Canadian insurance company subsidiary of the Company) and Maritime Life completed a reorganization that resulted in Maritime Life and MFC Insurance Company Limited transferring their business and assets to Manufacturers Life. Also in late 2004, the Company increased its ownership interest in Manulife Insurance (Thailand) Public Company Limited (formerly Interlife John Hancock Assurance Public Company Limited) to roughly 95% of the outstanding common shares.
In 2003, the Company completed three acquisitions, all in Asia. In Indonesia, the Company acquired the Indonesian life insurance business of Zurich Financial Group (“Zurich”) on October 31, 2003 and acquired PT ING-Aetna Life (“ING”) on November 30, 2003. In the Philippines, the Company acquired the insurance portfolio of Zurich Life Philippines, Inc. on November 4, 2003.
BUSINESS OPERATIONS
The Company is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada and Asia. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.
As at December 31, 2005, the Company had approximately 20,000 employees and operated in 19 countries and territories worldwide. The Company’s business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by the Company’s Investment Division, operating as MFC Global Investment Management (“MFC Global”). Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of three reporting segments: U.S. Protection, U.S. Wealth Management and Guaranteed and Structured Financial Products (“G&SFP”). The Investment Division forms part of the Corporate and Other reporting segment.
SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT
The following chart provides a breakdown by operating division and reporting segment of the Company’s total shareholders’ net income, premiums and deposits and funds under management as at and for the year ended December 31, 2005.

	Shareholders’ Net	Premiums and	Funds Under
Division/Reporting Segment	Income	Deposits	Management
U.S. Protection	19%	11%	16%
U.S. Wealth Management	18%	46%	38%
G&SFP	9%	3%	10%

U.S. Division	46%	60%	64%

Canadian Division	24%	22%	18%

Asia and Japan Division	22%	15%	8%

Reinsurance Division	-3%	2%	1%

Corporate and Other	11%	1%	9%
U.S. DIVISION
U.S. Division includes the operations of U.S. Protection, U.S. Wealth Management and G&SFP reporting segments. U.S. Protection, consisting of Individual Insurance and Long Term Care, offers life and health insurance solutions for individuals and families. U.S. Wealth Management, which consists of Annuities, Retirement Plan Services and Mutual Funds businesses, provides clients with a wide selection of wealth management solutions for their personal, family and business needs. G&SFP offers a variety of specialized products and services to provide funding solutions for qualified defined benefit and defined contribution retirement plans, and other domestic and international investors.
U.S. Division operates principally through four insurance subsidiaries: John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”), John Hancock Life Insurance Company of New York (“John Hancock New York”), John Hancock Life Insurance Company (“John Hancock Life”), and John Hancock Variable Life Insurance (“John Hancock Variable”). In addition, U.S. Division operates through Avon Long Term Care Leaders LLC (“Avon LTCL”), and has a joint venture arrangement with Metropolitan Life through its Long Term Care Partners LLC (“LTC Partners”) subsidiary. Small blocks of business are also maintained in two subsidiaries, Manulife Insurance Company (“MIC”) and John Hancock Insurance Company of Vermont (“JHVT”). U.S. Division also operates through mutual fund subsidiaries, The Berkley Financial Group, LLC, John Hancock Funds LLC (“John Hancock Funds”) and Sovereign Asset Management, LLC (“Sovereign”), and through three distribution-only subsidiaries, John Hancock Distributors LLC (“John Hancock Distributors”), Signator Investors, Inc. (“Signator Investors”) and Signator Insurance Agency, Inc. (“Signator Insurance”).
John Hancock USA offers individual insurance, 401(k) group annuity pension, individual annuity products and College Saving Plans (“529 Plans”) in all states except New York, and John Hancock New York offers all of these products, except 529 Plans, in the State of New York. John Hancock Life offers individual insurance, annuity, long-term care and G&SFP products in all states and John Hancock Variable offers certain individual insurance and annuity products in all states except New York.
Avon LTCL acts as a third party administrator in the long-term care industry and LTC Partners holds the business related to the Federal Long Term Care Insurance program (the “Federal Program”). MIC, a wholly owned subsidiary of John Hancock Variable, maintains a block of individual insurance products sold in prior years and the Manulife-branded retail long-term care business, while JHVT offers trust-owned health insurance to third parties through G&SFP. Both MIC and JHVT also reinsure long-term care business from niche providers.
John Hancock Advisers, LLC (“John Hancock Advisers”) is an investment advisor, principally for separate account and mutual fund operations. John Hancock Funds, a registered broker-dealer wholly owned by John Hancock Advisers , distributes retail mutual funds and privately managed accounts. Sovereign is an investment advisor and, effective in 2006, is managed by MFC Global.
John Hancock Distributors, a registered broker-dealer and registered investment advisor wholly owned by John Hancock USA, is the distributor of 529 Plans. Signator Investors is a registered broker-dealer and a registered investment adviser that distributes proprietary and non-proprietary wealth management and protection products, and Signator Insurance distributes individual insurance and annuity products.
Investment Platforms
U.S. Division offers products that provide customers with fixed and variable rate investments. Fixed rate products, offered by Annuities, Retirement Plan Services, Individual Insurance and G&SFP, provide customers with a guaranteed investment return. Variable rate products, offered by most of the U.S. Division businesses, enable clients to participate in equity market growth through both segregated and mutual fund investment vehicles. In addition, the Division maintains certain segregated accounts offered by G&SFP.
The Common Investment Platform
As a result of the merger between MFC and John Hancock, previous trusts of each entity, the John Hancock Investment Trust (known as Manufacturers Investment Trust prior to January 1, 2005) and the John Hancock Variable Series Trust, were merged into the John Hancock Trust on April 29, 2005, forming a single common investment platform. The combined platform will enable customers to retain their existing investment selections when transferring between or purchasing new 401(k) group annuity pension, variable annuity or variable insurance products. A common investment platform means that distributors and customers need to be familiar only with one set of investment funds. In addition, a single platform makes it easier for customers to assemble personalized solutions across the wide array of individual insurance, annuity and 401(k) products.
Management believes that clients consider investment performance a key criterion in selecting a segregated fund. The Division’s common investment platform provides a broad spectrum of diversified domestic and international equity and fixed income funds that are managed by a distinctive selection of leading investment companies. In order to ensure that the platform remains comprehensive and competitive, the Division draws on a variety of internal and external experts who continually review and adjust the investment selections. These experts actively “manage the managers” in an institutional fashion across a wide spectrum of investment and risk criteria. This includes monitoring performance, evaluating the managers’ investment processes, reviewing organizational changes and assessing risk controls.
For those customers who want a simplified approach to investing, the Division also provides a suite of five Lifestyle Portfolios, which are pre-packaged, fully diversified funds-of-funds. Each portfolio has been designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. Lifestyles are constructed using a highly sophisticated, multi-step process that draws on the expertise of several groups of asset allocation professionals. In an effort to broaden distribution, a version of these portfolios was spun out of the common investment platform in October of 2005, creating a new set of retail Lifestyle funds that are being distributed by both the Retirement Plan Services and Mutual Funds businesses.
Other Investment Platforms
In addition to the common investment platform and the retail Lifestyle funds, U.S. Division also offers its Retirement Plan Services customers a retail platform. This platform enables 401(k) pension plan sponsors access well-known investment funds through the Division’s separate accounts and is subject to the same rigorous selection and review process as the common investment platform.
For clients of the Mutual Funds business, U.S. Division offers the mutual fund platform. This platform provides clients with equity, fixed income, international and sector solutions managed by affiliated and external investment managers. An extensive selection of open-end funds and specifically crafted closed-end funds are distributed to retail, private client and institutional investors. Included in these funds are the new retail Lifestyle funds that were spun out of the common investment platform, as described above.
The Long Term Care business of U.S. Protection has set up a single-customer separate account for the Federal Program. This segregated fund allows the business to tailor the investment strategy specifically to the needs of the Federal Program. This platform is not available to other customers.
G&SFP’s fee-based products offer clients a number of investment options that generally pass the investment results of invested assets through to the contract holder with no, or minimal, guarantees. Certain of these products offer equity or fixed income investment classes through separate accounts.
Proprietary Retail Distribution Network
In addition to a wide variety of distribution channels and networks, U.S. Division offers its products and services through a highly recognized and established proprietary retail network, JHFN. JHFN is a nationally recognized career agency distribution system that offers innovative protection and wealth management solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and protection oriented products.
U.S. Protection
U.S. Protection provides life and long-term care insurance products and services to select markets. The Individual Insurance business focuses on high net-worth and emerging affluent markets by providing estate and business planning solutions with an array of insurance products. The Long-Term Care business provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care, as well as long-term care expertise and reinsurance solutions to niche long-term care providers. U.S. Protection uses a multi-channel distribution network, including JHFN. In 2005, Individual Insurance and Long Term Care accounted for 86% and 14% respectively, of U.S. Protection’s total funds under management, and 77% and 23% respectively of its total premiums and deposits.
In 2006, U.S. Protection will continue to capitalize on its leading market positions in both the individual insurance and long-term care markets, and will remain focused on strengthening distribution capabilities across multiple channels, maintaining excellent service levels and offering innovative and competitive products.
Individual Insurance
The Individual Insurance business has established a reputation for providing innovative and competitive products, offering expert underwriting and having a broad based multi-channel distribution network.
Individual Insurance primarily offers its clients single and survivorship universal life and variable universal life products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in equity market growth by investing in segregated funds.
The Individual Insurance business has developed a reputation for expertise in underwriting mortality risk, particularly for the older age market. The underwriting area continually updates standards based on emerging trends and medical developments in risk assessment. The business is also able to place large individual insurance policies due to large retention limits of U.S. $20 million for single lives and U.S. $25 million on survivorship cases.
Individual Insurance products are sold through a multi-channel strategy that includes JHFN as well as third-party distributors. The third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks.
Individual Insurance has a history of being able to rapidly develop and launch innovative products and features. Product initiatives in 2005 continued to focus on reorganizing the portfolio and updating key Universal Life and Variable Universal Life products. Product development in 2006 will focus on launching new cash accumulation focused and market leading guaranteed Universal Life products. The Individual Insurance business will also complete streamlining its product portfolio in order to have a single, competitive product clearly identified in each market segment.
Long Term Care
Long-term care insurance reimburses customers for the costs of care needed when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The Long Term Care business manufactures and sells individual and group insurance products, and reinsures portions of similar business sold by niche providers. Individual policies are available for sale to people between the ages of 18 and 84. Group products are designed for employees of small to large employers or other affinity plan sponsors.
John Hancock was one of the first companies to offer long-term care insurance and has been in the market for more than 17 years. Currently, John Hancock is the number three provider of long-term care insurance in the U.S. market, measured by sales results and based on 2005 third quarter year-to-date data published by LIMRA. The business has expertise in all aspects of long-term care operations from marketing and sales to claims processing. Many products meet tax-qualified regulatory requirements.
Long-term care products are sold within the United States through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. The business develops and maintains its relationships with these distributors by providing technical support, delivery of customized products, and marketing and sales support. Over the years, the business has broadened its distribution channels by establishing new relationships with broker-dealers and producer groups and through partnerships with other insurance companies.
Avon LTCL acts as a third party administrator, offering its expertise in product design, underwriting, and claims processing on a fee-for-service basis. In addition, the Long Term Care business acts as a reinsurer to niche long-term care providers.
In 2006, Long Term Care will continue with the rollout of products launched in the fourth quarter of 2005, including the new Corporate Choice product aimed at entering the high-growth, small employer market segment, and the Manulife-branded product focused on driving incremental sales through affinity marketing niche distribution channels. In addition, the business is currently developing new and innovative long-term care products for launch in the second half of 2006, affirming its commitment to be a product leader in the industry.
U.S. Wealth Management
U.S. Wealth Management provides a variety of personal and family-oriented wealth management products and services to select individual and business markets. The Annuities business offers variable annuity and fixed annuity products primarily to middle and upper-income individuals. The Retirement Plan Services business provides 401(k) solutions to small and medium-sized businesses. The Mutual Funds business provides a variety of mutual funds and privately managed accounts to individuals and institutional investors. Effective in 2006, the Mutual Funds business has assumed management of 529 Plan products previously managed by the Annuities business. At December 31, 2005, Annuities, Retirement Plan Services and Mutual Funds accounted for 45%, 30% and 25% respectively, of U.S. Wealth Management’s total funds under management. These businesses contributed approximately U.S.$9 billion, U.S.$9 billion, and U.S.$5 billion, respectively, to U.S. Wealth Management’s total premiums and deposits.
Annuities
The Annuities business offers a variety of products that help customers achieve their personal and family financial goals. The range of variable and fixed annuity products is designed to assist individuals with their retirement needs.
U.S. Annuity products are principally sold through JHFN, and through the wholesale operations, Essex and Wood Logan. Distribution will be a major strategic focus in 2006 as variable and fixed annuities are wholesaled to independent broker-dealer firms and banks through Wood Logan and Essex. Maintaining a competitive product design, leveraging the John Hancock brand and further developing the bank channel are all anticipated to successfully grow the business in the coming year.
The Variable Annuity Product Line
Variable annuity products, sold mainly to middle and upper-income individuals, provide a tax-efficient way to save for retirement or preserve wealth. Earnings on these products are subject to taxation only when withdrawn.
As a leading provider in the variable annuity industry, product offerings include the Venture, Venture III and Venture Vantage products. The Venture product offers traditional variable annuity features, such as a minimum death benefit guarantee, no front-end sales costs and a gradually declining surrender charge rate. In addition to these traditional features, the Venture III product offers a shortened surrender charge period for improved investor liquidity, while the Venture Vantage product offers a deposit-driven payment enhancement. These products offer several optional benefits, such as Guaranteed Minimum Withdrawal Benefit (“GMWB”) and Guaranteed Earnings Multiplier (“GEM”). The GMWB option provides for guaranteed returns through periodic withdrawals of amounts invested, while the optional GEM provision provides funds to pay taxes triggered at death following favorable investment performance.
Management recognizes the need to provide strong, customer-oriented service. An internal quality program, as well as external surveys, provide important benchmarking information relative to the industry and support this service culture. The strategy is to continue to develop the technical expertise and professionalism of staff, and to continually review and update key processes and to improve systems capabilities. Annuities will continue to leverage web-based technology to enhance customers’ access to information, promote the use of self-service and streamline complex administrative procedures. The variable annuity product line has a proven history of providing exceptional service to its contract holders and distribution partners.
Throughout 2005, Annuities continued to develop its variable annuity portfolio with a clear focus on both meeting the needs of customers, maintaining competitiveness within the market and managing the risk profile of the business. In May 2005, the business launched its second generation guaranteed withdrawal benefit, Principal Plus For Life, which was very well received in the marketplace. Principal Plus For Life provides guaranteed returns through lifetime periodic withdrawals of amounts invested. Management’s strategy for continued growth in the variable annuities business line focuses on product innovation, strong customer service and excellence in wholesaling.
The Fixed Annuity Product Line
Similar to the variable annuities portfolio, the fixed annuity product line provides tax-deferred growth from which regular income payments may be received. However, unlike the variable annuity product line, the fixed annuity investor does not take on any investment risk as returns are guaranteed by the Company. The fixed annuity line includes individual immediate annuities and deferred annuities. Immediate annuities do not have an accumulation phase and begin the predetermined payment phase right after the product is purchased. Conversely, deferred annuities are an accumulation product that offers a fixed rate of return.
With a well-maintained presence in the fixed annuity industry, the Company’s product offering of Guaranteed Principal Annuity Plus (“GPA Plus”) provides various options to customers. The GPA Plus product currently offers a choice of one-year, three-year, and six-year interest rate guarantee periods. Further, GPA Plus offers the CARESolutions Plus rider, which is designed to protect the client from the high costs of assistance required should the contract owner become unable to perform certain activities of daily living.
The Annuities business also offers immediate annuities designed to meet the needs of corporate-sponsored and individual retirement plans. These products shift investment and longevity risk from retirees to the Company.
Management believes that a combination of competitive rate offerings, attractive product features and expanded distribution are key to its future in the fixed annuity line. Management’s strategy is to continue leveraging existing distribution outlets for fixed products, while seeking out specific market sectors which are capable of delivering suitable rates of return on capital.
Retirement Plan Services
The Retirement Plan Services business unit offers small and medium-sized businesses, consisting of companies with five to 500 employees, primarily 401(k) group annuity contracts designed for tax-qualified pension plans. Based on 2005 third quarter LIMRA/Cerulli’s pension survey results, Retirement Plan Services continues to be ranked as the top seller of 401(k) plan products in its target market, as measured by premiums and deposits, new cases and new participants.
Retirement Plan Services’ 401(k) group annuity product includes investment, communication and record-keeping services with plan administration provided through third party administrators (“TPAs”). Retirement Plan Services recently introduced an investment services only product that includes investments and communication without record keeping services.
Management is committed to delivering quality investment alternatives, participant education and communications, and superior service. In recognition of its commitment in these areas, Retirement Plan Services has been honoured with various awards from such prominent organizations as Plan Sponsor Magazine and The League of American Communication Professionals.
Retirement Plan Services products are marketed by sales account executives mainly to TPAs and broker-dealers. TPAs are important both as a distribution channel and as a provider of plan administration services to plan sponsors. The business provides support to TPAs in the form of direct data links, training, marketing, educational programs, and access to enhanced e-commerce functionality. John Hancock also has an established advisory council of TPAs that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer channel, Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker web site.

Mutual Funds
The Mutual Funds business unit is an asset manager and distributor that provides a broad range of investment capabilities to the retail and institutional markets. Its focus on the non-proprietary market reflects a diverse footprint that covers the design, distribution and servicing of both open-end and closed-end mutual funds and separately managed accounts. Its growing 529 Plan product line helps clients save for post-secondary education.
Management’s strategy for growth in the Mutual Fund business line is driven by the development of new products, maintenance and improvement of investment performance in existing products and the expansion of the distribution network. Within the non-proprietary industry, John Hancock Funds competes as a mid-sized asset management company, defined as a company ranking 11th through 30th in long-term mutual fund assets under management. Investment management is provided by external sub-advisors and affiliated sub-advisors. Nearly 80% of assets are managed internally, with the remainder managed by six sub-advisors. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of five Lifestyle funds, a number of closed-end funds and a wide range of separate account strategies.
The Mutual Funds business is structured around five business lines covering key components of the asset management industry: Retail, Private Client Group, Investment Only, the 529 Plan market and Asset Management. The Retail product line markets and distributes open-end and closed-end mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The Private Client Group offers separately managed accounts to high net worth individuals through broker-dealers, while the Investment Only business line markets and distributes institutional (open-end) mutual funds to pension consultants, corporate and public pension plans, Union/Taft-Hartley plans, endowments and foundations and alternative distribution organizations. Offered by the Educational Trust of Alaska and administered by T. Rowe Price, 529 Plans offers middle-income and high net-worth clients a multi-managed product platform with various flexible investment options. Prominent fund companies are employed to manage the 529 Plan investment fund portfolios. The 529 Plan business works with its partner, T. Rowe Price, to oversee and evaluate the performance of these investment managers.
The Asset Management product line, serviced by Sovereign, is the internal investment arm of the business unit. A network of wholesalers distributes the Retail, Private Client Group and 529 Plan offerings. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales and marketing staff. Investment Only services are distributed directly to plan sponsors and are marketed to pension consultants nationwide who provide advisory services to plan sponsors. Dedicated client relationship officers who keep clients updated on portfolio performance information support marketing efforts.
Guaranteed & Structured Financial Products
G&SFP offers spread-based products and fee-based products in a variety of markets. Spread-based products serve the larger and faster growing segment of the market. Fee-based products are typically niche products that have less overall growth potential. Recent emphasis has been placed on retail targeted products such as retail notes and immediate fixed annuities due to relatively more attractive pricing compared to institutional offerings. In the institutional market, G&SFP continues to offer several products with which the division has historically been very successful. Single premium and separate account annuities are typically limited to qualified and non-qualified corporate retirement plans.
G&SFP distributes its products through a variety of channels. SignatureNotes are distributed through a retail brokerage network. Annuities are sold through pension consultants who represent corporate retirement plan sponsors or through brokers who receive a commission for sales of its products. Structured settlement annuities are offered through broker companies specializing in dispute resolution.
Single Premium Annuities and Structured Settlements
Single premium annuities are immediate or deferred annuity contracts, which provide for payments of a guaranteed amount commencing at a specified time, typically at retirement. These annuities are sold primarily to corporate retirement plans, including both defined benefit and defined contribution plans. The two most common types of annuities are the straight life annuity, which makes payments for the life of a retired annuitant, and the joint and survivor annuity, which continues to make payments to a spouse after the death of the annuitant. The business also provides structured settlements, which provide a stream of periodic payments to individuals who receive awards or settlements in personal physical injury disputes.
SignatureNotes
SignatureNotes are debt securities issued directly by John Hancock Life to retail investors via a broker-dealer network. These debt securities, available to investors in U.S.$1,000 increments, are offered weekly under a U.S.$3 billion shelf registration prospectus with varying terms and maturity dates, as permitted in the prospectus.

Fee-Based Products
G&SFP’s fee-based products generally pass the investment results of invested assets through to the contract holder with no, or minimal, guarantees.
Participating General Account Fund-Type Products and Annuity Contracts
These products are funding vehicles for pension plans that pass investment results through to the contract holder, after risk and profit charges. Annuity guarantees for these products are supported by asset adequacy requirements under which assets must be maintained at levels at least 5% above the annuity reserve. If the level of assets held under the contract falls below this threshold, the business may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity.
Structured Separate Accounts
These products pass the investment results of a separate account through to the contract holder and contain only minimal guarantees. Contract holders may select from among several investment styles offered by various investment managers. The structured separate account business leverages the strong marketing relationships developed with general account GIC customers. These contracts, like the general account GICs, are primarily marketed to sponsors of tax-qualified retirement plans such as 401(k) plans.
Participating Separate Account Annuities
These products are funding vehicles for pension plans that offer an insured pension-funding program in conjunction with a broad range of investment options including both equity and fixed-income. The risk associated with providing these annuities is mitigated by excess collateral maintenance requirements, which vary depending on the investment option selected. If the collateral falls below the maintenance requirements, the business may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity.
Separate Investment Accounts (Third Party Investment Management segment within the Investment Division)
These are non-guaranteed group annuity contracts under which assets are held in a separate account. G&SFP typically uses affiliated investment advisors to manage these assets. G&SFP may also use non-affiliated investment managers if the customer so requires. Because these products do not provide guarantees, most new sales of separate investment accounts are reported in the Company’s Investment Division. Existing agreements, however, continue to be reported in and serviced by G&SFP for customer relationships reasons.
Competition
Each of the markets in which U.S. Division operates is highly competitive.
In U.S. Wealth Management, the Annuities business environment is characterized by strong competition from both insurance and mutual fund companies, on aspects such as fund performance, investment/interest rates, product offerings, customer service, and financial strength. Competitors for Retirement Plan Services are insurance companies, payroll organizations, and mutual fund firms that compete primarily on price and the ability to add value for customers. Competition for the Mutual Funds business includes mutual fund and insurance companies that compete based on fund performance and distribution capability. U.S. Wealth Management’s competitive strengths include innovation, multiple distribution channels, high quality customer service and wholesaling excellence. G&SFP operates in a variety of institutional and retail markets. Although a large number of companies offer these products, the market is concentrated because it demands issuers of high financial quality, particularly in the institutional market where competition has become restricted to insurance companies with superior financial ratings. While current spread levels and adherence to pricing disciplines make sales in the institutional markets difficult, G&SFP will continue to concentrate on the less price-sensitive retail markets. G&SFP believes that it will be able to compete successfully in its chosen markets as a result of the brand name, investment management expertise, national distribution, flexible product design and competitive pricing.
Competitors in U.S. Protection’s individual insurance and long-term care markets vary across product lines, but are primarily other large insurance companies that distribute through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Protection’s competitive strengths include product innovation, underwriting expertise, multiple distribution channels, and high quality customer service. Its competitive position is also improved due to scale from leading sales positions in both the individual and long-term care insurance markets.
In addition, the Division’s strategy of offering a common investment platform across most of its businesses and the Company’s financial strength and credit ratings further enhance the competitive position of its various product lines.
CANADIAN DIVISION
Canadian Division is one of the leading financial services organizations in Canada. Its individual wealth management product offerings include variable and fixed annuities, banking products and services, and mutual funds. Individual life insurance products are aimed at middle and upper-income individuals and business owners. Insurance products are also directly marketed to members of associations and to the customers of financial institutions. Group life and health insurance and pension products and services are marketed to Canadian employers.
Canadian Division is comprised of four business units: Individual Wealth Management, Group Benefits, Individual Insurance, and Group Savings and Retirement Solutions (“GSRS”), which in 2005 accounted for 34%, 39%, 15% and 12% respectively, of Canadian Division’s premiums and deposits.
Individual Wealth Management
Individual Wealth Management includes all individual savings and retirement products business, including segregated funds and annuities, Manulife Bank of Canada (“Manulife Bank”) products and services, Manulife Securities International Ltd. (“MSIL”) and the retail mutual fund business of Elliott & Page Limited (“Elliott & Page”).
Under the Manulife Investment brand, Individual Wealth Management offers fixed and variable annuities and mutual funds. Individual annuities include fixed-rate annuity products, which are supported by the Company’s general fund assets, and variable annuity products, which provide investments in segregated funds. The Company’s segregated fund offerings allow investors to customize their portfolios to fit their own personal needs and financial goals through a series of flexible options such as maturity and death benefit guarantees, death benefit options, an investment line-up that includes 109 funds and the ability to hold a combination of fixed and segregated fund assets within the same contract. Individual Wealth Management also offers immediate annuities and RRIFs providing retirement income for individuals, including fixed-rate annuities. These products are designed to provide individuals with a regular income stream from the funds that they have deposited or that have been deposited on their behalf.
The target market for Individual Wealth Management products is middle and upper-income individuals. In 2005, the Company was the number one provider of individual fixed and variable annuities in Canada from a sales survey of major companies and as measured by total premiums and deposits, according to information published by LIMRA. Individual annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in stock brokerage firms. The Company had relationships with 6,000 independent advisors, 18,000 general agency brokers and more than 13,900 stockbrokers with investment dealer firms as at December 31, 2005.
Manulife Bank provides integrated lending and investment products to complement and enhance the products offered by the Company. Manulife Bank’s overall product offerings include savings and chequing accounts, GICs, RRSPs, RRSP loans, leverage loans, mortgages and other specialized loan programs. Manulife Bank is the thirteenth largest bank in Canada as at November 30, 2005 based on total assets as published on the OSFI web site. The Manulife One account, the first of its kind in Canada, enables customers to consolidate their personal finances into one home equity line of credit that includes chequing and borrowing accounts, allowing them to pay down their debts sooner. Manulife One is available through all channels supported by Manulife Bank’s proprietary sales force of banking consultants.
Manulife Mutual Funds is a family of 53 mutual funds managed by Elliott & Page, with assets under management of $7.8 billion as at December 31, 2005. Elliott & Page is the sixteenth largest mutual fund company in Canada as ranked by the Investment Funds Institute of Canada, and was the fastest growing fund company in 2005.
Through licensed independent mutual fund representatives, MSIL distributes mutual funds for both the Company and third party mutual fund companies. The products distributed by MSIL complement the other investment products within the Individual Wealth Management portfolio. The Company and third party mutual funds are distributed by approximately 850 mutual fund representatives licensed through MSIL.
Group Benefits
Group Benefits offers a range of group life and health insurance products and services to more than 16,000 Canadian businesses of all sizes. Group Benefits helps protect the health and well-being of more than 8 million Canadians, offering traditional and flexible benefits programs that include features such as absence management services, short and long-term disability protection, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Group Benefits is the second largest provider of group benefits in Canada, based on data published in the 2004 Fraser Group Universe Report. In 2005, premiums and deposits generated by Group Benefits exceeded $5.2 billion.
Canadian Division distributes its group benefits products using a number of distribution channels, including a national network of regional offices that serve major centres across Canada and provide local service to clients. Marketing, product and distribution focus on four market segments, including: large (Corporate), medium-sized (Signature), and small (Alpha) businesses, as determined by the number of employees. In 2004, a fourth segment was added with the addition of Maritime Life’s Trusteed business. Effective client relationship management is key to building customer satisfaction and loyalty. The distribution model for Group Benefits is aligned with this objective with roles dedicated to new business and account management. Account executives work with a network of consultants, brokers and advisors contracted by clients to analyze and recommend an appropriate carrier. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management. In 2005, Group Benefits implemented a strategy to further grow its market share of small group business through Managing General Accounts.
Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the need to manage benefit costs with their objective of providing their employees with health protection. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. For example, the Company’s Absence and Disability services offer plan sponsors an integrated approach to managing the costs associated with disability while providing employees with the support they need to be able to return to work as soon as possible.
Individual Insurance
Individual Insurance offers a range of products including universal life insurance, term life insurance, whole life insurance and living benefits insurance. Individual Insurance focuses on offering a combination of superior products, the best professional advice and quality customer service to increase market share in the middle and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Life Centre and Affinity Markets, which market products directly to consumers through associations or affinity sponsorship.
Individual Life Centre
The Company’s strategy to offer a wide range of products tailored to specific markets has helped it consistently rank among the top three insurance companies in Canada in each of the past five years based on new premiums on life insurance policies sold in Canada, according to data published by LIMRA. The primary method of distribution for individual life insurance products is through 6,000 independent advisors, 18,000 general agency brokers and more than 13,900 stockbrokers. The Company’s producers are independent contractors, paid on commission, who sell both the Company’s products and the products of other life insurance companies. A network of regional offices, which provides product, marketing and sales support, tax and estate planning expertise and financial planning tools, supports producers across Canada.
In addition to strong market share positions across all major individual life insurance product lines, the Company has one of the most comprehensive living benefit product portfolios in the market. The Company’s living benefit products include Critical Illness, Long-Term Care and Disability products providing a complete suite of industry leading products for a growing market. Management’s strategy for Individual Insurance is to continue to differentiate itself from its competition by providing superior products, after-sales service tools and programs and the best value-added advice to distributors.
Affinity Markets
The Company is a leading provider of life, living benefits and health insurance to affinity organizations in Canada. A range of products, including life, health, travel and disability insurance are directly marketed to members of professional, alumni and retiree associations, financial and retail institutions and direct to consumers. For Affinity Groups, customers are accessed through the endorsement of the sponsoring organization and are marketed through direct mail, response advertising and the Internet. For the direct to consumer business, customers are accessed through direct mail, television advertising, response advertising, the Internet and through brokers.
The Company currently insures more than 500,000 members of more than 100 sponsors and more than 85,000 members through the direct to consumer channel. Management’s strategy for Affinity Markets is to protect its strong market position and provide growth and profitability by expertly servicing and cross selling to its block of long standing in-force clients, expanding its growing specialized products and distribution channels, testing new ideas, building on winning results and being opportunistic.
Group Savings and Retirement Solutions
Products provided by GSRS include defined contribution pension plans, group RRSPs, deferred profit-sharing plans, employee share ownership plans, non-registered group savings plans and a group retirement income plan. GSRS offers two types of services to the Canadian marketplace. The first is a comprehensive suite of services for defined contribution plans including a series of product options, a range of investment choices and plan member administration services. The second is an investment management only service for group clients that offers a multi-manager approach to meeting the clients’ investment objectives.
GSRS provides group retirement plans to more than 4,200 employers across Canada. The primary target market for defined contribution group products is large and medium-sized employers. The business unit’s products are distributed across Canada by a team of salaried pension account executives working through external employee benefit consulting firms, brokers, independent producers and certain strategic alliance partners.

Competition
The Company’s Canadian markets are mature and extremely competitive with a large number of providers. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with the products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks. In the Group Benefits market, the major competitors are large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment have also become an increasingly competitive element of the marketplace. Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks.
In this environment of ongoing competition, management believes Canadian Division will sustain its competitive position and leadership in the marketplace over the long term through the Company’s recognized financial strength, strong brand, its multi-channel distribution strategy, its advances and investments in technology, as well as its commitment to value, service excellence and product innovation for customers and business partners.
ASIA AND JAPAN DIVISION
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, Macau, China, Japan and Vietnam, and into Malaysia and Thailand as a result of the John Hancock merger in 2004. The Division provides protection and wealth management products throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include Mutual Funds, pensions, variable annuities and segregated funds.
Each Asian territory is managed as a discrete business operation, with local general managers having accountability for all aspects of operations. The Company operates through wholly owned subsidiaries, majority-owned subsidiaries and branches of subsidiaries in Hong Kong, the Philippines, Singapore, Indonesia, Taiwan, Macau, Japan, Vietnam and Thailand. In China, the Company operates through a joint venture. In Malaysia, the Company operates through a publicly traded corporation in which the Company is the largest shareholder.
A regional office in Hong Kong provides specialist functional support to each territory in the areas of financial management, human resources, information technology, regional business development and agency development. An exclusive agency force, consisting of approximately 21,000 active agents, is a key part of the region’s strategy and a regional leadership structure is used to develop a consistent approach to expand the distribution force.
Hong Kong
In Hong Kong, the Division markets individual life and health insurance, group life and health insurance, and group pension products, as well as Company-sponsored mutual funds. The sale of individual life insurance products is the primary contributor to net income.
Individual Operations
Hong Kong’s Individual Insurance line provides a full range of life insurance products denominated in both Hong Kong and U.S. dollars, including whole life insurance, universal variable life insurance, term life insurance and endowment insurance. In addition, the Individual Insurance business sells individual health insurance. Products have been sold primarily in the middle and upper-income markets with the goal of broadening this target segment. Based on new annualized premiums during 2005, the Company was the fifth largest provider of individual life and health insurance products in Hong Kong as at September 30, 2005, according to the Hong Kong Insurance Authority.
Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2005, the Company had nearly 3,100 active agents in Hong Kong. In this market, management believes that an exclusive agency force should remain the primary distribution channel for the Company to serve its target markets. However, management also intends to continue to expand its distribution through other distribution channels such as brokers and bank retail outlets, and in 2005 entered a distribution relationship with Citi Ka Wah Bank to sell its life insurance products.
During 2005, the Company continued development of a customer service management system that supports centralized services to customers, enhanced call centre capabilities as well as replaced the existing administrative system to enhance the delivery of products and services to clients. Conversion of the unit-linked business to the new system was completed in 2004 and conversion of the traditional life insurance business is expected to be completed in 2006.
Group Operations
Hong Kong’s Group Operations provide life and health insurance and pension products to small and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans, disability income plans and defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.
Hong Kong’s Group Pension business launched the Mandatory Provident Fund (“MPF”) business line in 2000 and the Company continued to expand its MPF customer base during 2005 by leveraging its large exclusive agency force and reputable service standards. Enhancements to systems and procedures continued in 2005 to provide better services to customers, including new capabilities on web sites to enable customers to effectively manage their MPF activities through the Internet.
Mutual Funds
The Company, operating through Manulife Asset Management (Hong Kong) Limited (“MAM”), markets a range of Company-sponsored mutual funds to individuals through direct solicitation and the exclusive agency force, and to institutional clients through direct solicitation. As at December 31, 2005, MAM had $891 million of mutual funds under management. Management believes that MAM is well positioned to capitalize on the anticipated growth in the developing retail mutual fund market in Hong Kong, as the market becomes more sophisticated in its need for wealth management products.
Japan
The market for traditional death protection products is expected to continue to shrink in Japan due to the aging of the Japanese population. However, strong growth is expected in variable annuities and third-sector products such as medical insurance. In 2003, Manulife Japan closed its traditional product line to new business in keeping with its strategic focus on universal life insurance and variable annuity products.
Surrender of former Daihyaku policies stabilized in 2005. The rate of decline of in-force policies slowed, as in-force policies declined 1.0% in 2005 compared to 4.7% in 2004. Funds under management increased by $1.6 billion to $13.3 billion as at December 31, 2005, from $11.7 billion as at December 31, 2004. Full year net earnings increased 112% in 2005 from 2004. Positive net policyholder cash flows from sales of variable annuity and universal life insurance products were partially offset by maturities and lapses on the block of policies acquired from Daihyaku and the depreciation of the Japanese yen.
Manulife Japan is one of a few companies to introduce universal life insurance products in Japan. Over the last 25 years, these products have become an important feature of all other advanced life insurance markets around the world. ManuMed, a medical product offered on the Universal Life product platform, contributed about one-third of Manulife Japan’s regular insurance sales in both 2005 and 2004. ManuFlex, another universal life insurance product, achieved modest growth during 2005. The introduction of the Universal Change Plan, a program to convert traditional life insurance policies to universal life insurance and ManuStep, products which provide clients with a well balanced combination of current protection and retirement coverage, is expected to increase sales in 2006.
Effective April 1, 2004, Manulife Japan significantly enhanced its position in the variable annuity market with the establishment of a strategic alliance with Mitsubishi Tokyo Financial Group (“MTFG”), one of Japan’s top four banks. In October 2005, MTFG merged with UFJ Holdings, Inc., the parent company of UFJ Bank and formed MUFJ, thereby expanding the distribution network further. The Premiere product, which is distributed by MUFJ’s affiliates under the terms of the alliance, achieved a 9% growth in sales in 2005. The launch of Two Surprise, a product with guaranteed minimum withdrawal benefit, in the last quarter of 2005 further boosted total variable annuity sales to 72% over 2004. Early in 2006, Manulife Japan entered into selling agreements with Nomura Securities, the largest securities firm in Japan, and with Resona Bank and Saitama Resona Bank. There are also plans to develop distribution relationships with other regional banks as well as launching new and innovative variable annuity products in 2006.
In 2005, Manulife Japan has implemented a range of initiatives, called PlanRight Advisor (“PA”), to strengthen the performance of sales representatives. The PA program holds recruitment seminars nationwide to enhance the quality of recruits, creates new training programs to facilitate professional development of PAs, and establishes special incentives and exclusive training to motivate and enhance the abilities of the highest performing PAs. As at December 31, 2005, Manulife Japan had 3,849 PAs located in 121 sales offices nationwide.
In September 2004, Manulife Japan engaged in a review of its sales offices and insurance operations at the head office to determine key areas of opportunity for sustainable profit improvement. The project, Growth Through Productivity (“GTP”), proved very successful and resulted in significant improvement in operational efficiency and cost savings by reducing non-value added activities, recapturing lost time and rationalizing of business processes. As a result, a second phase of GTP on other internal operations was carried out in 2005, which also yielded substantial efficiency gains and cost savings to Manulife Japan. As at December 31, 2005, Manulife Japan had 978 full time employees, down from 1,025 at the end of 2004.

Other Markets
In the Philippines, Singapore, Indonesia, Taiwan, Macau, China, Vietnam, Malaysia and Thailand, the Company distributes a range of individual life and health insurance products to the middle and upper-income markets. Group life and health insurance and pension products are also sold in some territories. Variable insurance is sold in most markets while mutual funds are sold in Indonesia. Products are primarily marketed through exclusive agents. However, bank distribution represents a material portion of insurance sales in Singapore and Malaysia and is a significant distribution channel for mutual funds in Indonesia.
Singapore, Malaysia and Indonesia currently represent the Division’s largest businesses outside of Hong Kong and Japan in terms of funds under management, and together contributed approximately 15% of the Division’s premiums and deposits in 2005. Sales in Singapore benefited from a new distribution agreement with United Overseas Bank. Sales in Indonesia were below prior year levels, as the number of agents declined and the economic environment was quite unstable. In Taiwan, business growth in 2005 was driven by agent productivity gains and the strength of the universal variable product. In Malaysia, the Company operates through a publicly listed company as a result of the merger with John Hancock during 2004.
In China, Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”) markets personal accident insurance, whole life insurance, term and endowment insurance and annuities in Shanghai, Guangzhou, Beijing, and in six additional cities, as MSL opened two branches and four sales offices in 2005. With a growing economy and a low penetration rate for insurance products, management believes that the Chinese market offers significant long-term potential. In addition, the Company received approval to open new sales offices in Shaoxing and Shenzhen and a branch in Chendu, with business operations expected to commence in 2006. In the Philippines, the Company continues to focus on improving the quality of its exclusive agency force and introduced a range of products in response to the changing market needs and its desire to maintain profitability. Funds under management increased by more than 50% in Vietnam driven by product initiatives, a commitment to service and a focus on continuous improvement of the agency force.
Management believes that its businesses in these Asian markets will contribute to the Company through future growth prospects, given the growing middle class, rapid economic growth over recent years and the relatively under-penetrated state of the insurance markets. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.
Competition
The life insurance market in Hong Kong is highly competitive. In 2005, six companies, including Manulife Financial, together accounted for 60% of new business as measured by first year premiums, according to the Hong Kong Insurance Authority. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China and Taiwan, competition is mainly from large domestic insurers. In other Asian markets, Manulife Financial primarily competes with other foreign insurance companies. In recent years, some small foreign operations in Asia exited the market, resulting in opportunities for the Company to expand its business in various territories through acquisitions. This trend may continue and the Company will continue to look for these opportunities. In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in Asia are competitive advantages.
The Japanese life insurance market is extremely competitive. The household penetration rate of life insurance is approximately 90% and, as a result, a large percentage of new life insurance sales are replacements of existing policies. The market for traditional insurance products is shrinking and is dominated by four large, domestic companies. These companies captured approximately 50% of the total market as measured by premium revenue in the first half of Manulife Japan’s local fiscal year.
Some foreign insurers are capturing market share by focusing on market segments exhibiting good growth while smaller domestic companies continue to suffer from negative interest rate spreads and decline of in-force policies. The Japanese market for sickness and medical insurance and variable annuity products continues to grow and competition among foreign and domestic insurers in these product segments is intensifying, pointing to the importance of offering these products in capturing market share.
One of the fastest growing segments of the life insurance market in Japan is the sale of variable annuities, particularly through bank branches. Partly as a result of strong variable sales through MUFG since April 2004, Manulife Japan placed fifth amongst its competitors with a 6.5% in-force market share for the first half of the 2005 financial year, an increase from the 4.8% share in the first half of the 2004 financial year. New business market share for the 2004 financial year was 10.4%. The top three companies currently control over 56% of the in-force market in the first half of the 2005 financial year and 64% of new business in the 2004 financial year. Foreign multi-national insurance companies dominate this market, holding 56.8% of variable annuity assets under management in the first half of the 2005 financial year.
In April 2004, the Financial Services Agency (“FSA”) announced that by 2007 banks will be able to sell a full range of insurance products including whole life, medical and automobile insurance. Deregulation has accelerated during the last two years with the latest deregulation of single premium endowment and single premium whole life products in December 2005. The deregulation in December 2005 is not expected to materially impact Manulife Japan. Further product deregulation is targeted for April 2007.
Another competitor that continues to operate with important advantages is the Post Office Savings and Life Insurance organization (“Japan Post”). Japan Post does not pay income tax, offers an implicit government guarantee, has an extensive distribution network throughout Japan and does not have to satisfy FSA requirements. The government has been planning to transform this operation from a wholly owned government entity to a privatized public company, which would require it to operate on a more commercially realistic basis, but has faced considerable political opposition. In September 2005, the government was re-elected with a strong mandate to drive changes at Japan Post. Under the current privatization plan, Japan Post will be split into four units in April 2007. It is expected that the change will impact the life insurance market given that Japan Post has a significant life insurance presence. The nature of the impact for the industry and for Manulife Japan is as yet unknown, but should create certain opportunities in the market.
REINSURANCE DIVISION
Established in 1984, Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in retrocession. Reinsurance Division’s innovative products generate customer interest worldwide, with business written in North America, Europe and Asia. Through offices in Canada, the United States, Germany, Belgium, Singapore, Japan and Barbados, Reinsurance Division provides customer-focused solutions in the following lines of business: Life (offering retrocession of traditional life mortality risk and non-traditional solutions); Property and Casualty (offering retrocession of traditional property, catastrophe and aviation risks and select non-traditional solutions); and the International Group Program (“IGP”) (offering reinsured group life, health and pension products and services through direct insurers to multinational clients for their local, national and globally mobile employees).
Reinsurance Division continues to pursue opportunities to expand relationships both with key business partners and promising sources of new business. Reinsurance Division’s key priority is risk management, with emphasis on sound pricing of new business and effective performance monitoring and management of in-force business. Reinsurance Division continues to leverage its technical expertise in providing innovative solutions to customer needs.
Life
The majority of Reinsurance Division’s Life reinsurance business is the retrocession of traditional life insurance mortality risk. This line of business markets directly to leading reinsurance companies, primarily in North America and Europe, leveraging long standing relationships with many of these companies. Life reinsurance also provides structured reinsurance solutions assisting client life insurance and reinsurance companies with capital and surplus management. Consolidation and increased client capacity in Life reinsurance’s traditional mortality risk market and lower demand for conventional structured reinsurance solutions continue to temper growth expectations. Management’s strategy continues to focus on maintaining Reinsurance Division’s leadership position in the life retrocession market by continually strengthening relationships with key business partners and selectively pursuing new opportunities possessing appropriate return and risk profiles.
Property and Casualty
Through 2005, the Property and Casualty reinsurance business line focused on writing increasing volumes of traditional property and casualty retrocession as market demand for non traditional solutions diminished. Reinsurance Division remains a niche competitor in a property and casualty reinsurance market dominated by a small number of large reinsurers. Management’s strategy is to develop the Reinsurance Division as a traditional Property and Casualty risk capacity provider to key clients, while continuing to selectively write non-traditional retrocession solutions. This includes strengthening existing client relationships and pursuing opportunities possessing appropriate return and risk profiles. This line of business continues to market directly to reinsurance companies and through select reinsurance brokers. Management expects reasonable premium growth in the traditional Property and Casualty reinsurance business, having increased risk aggregates and the capacity available to clients, while market terms and rates harden in response to 2005 industry losses.
International Group Program
International Group Program (“IGP”) is the reinsurance of employee group insurance and pension coverages provided to multinational corporations by a global network of participating direct insurance companies. IGP assists multinational corporations in managing employee benefits costs through a reinsurance pooling of the corporation’s worldwide employee benefits experience and related economies of scale. IGP is marketed to multinational corporations and their affiliates through representatives from the participating direct insurers, with support from IGP staff. Management’s strategy is to maintain IGP’s strong position in the North American market, and continue to grow market share in Europe and Asia.
Accident
Reinsurance Division actively manages the run off of the Company’s terminated Accident reinsurance business (including that written previously by John Hancock Life), focusing on the accurate quantification of exposures, monitoring and liability management.
Competition
Only a few well-capitalized insurance companies specialize in life retrocession, non-traditional life retrocession or the property and casualty retrocession solutions written by Reinsurance Division. Reinsurance Division is a niche competitor in these markets. IGP’s main competitors are three other large multinational benefit networks, though approximately four smaller networks operate on an international or regional basis.
INVESTMENT DIVISION
The Company’s Investment Division, operating as MFC Global, manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland, and structured products. MFC Global has a physical presence in key financial centres around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong and throughout Southeast Asia.
General Fund Assets
MFC Global manages the Company’s general fund assets with an emphasis on high credit quality and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds and commercial mortgages. The following table summarizes the Company’s consolidated general fund invested assets by asset category.
Consolidated General Fund Invested Assets

	December 31, 2005		December 31, 2004
	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total

Bonds	103,315	61.8	106,073	62.7
Mortgages Commercial (1)	22,279	13.3	23,378	13.8
Residential	2,553	1.5	1,795	1.1
Agricultural	3,176	1.9	3,511	2.1
Stocks	8,896	5.3	8,344	4.9
Real estate	5,279	3.1	4,669	2.8
Policy loans	6,120	3.7	6,743	4.0
Cash and short-term investments	9,360	5.6	8,517	5.0
Bank loans	1,806	1.1	1,391	0.8
Other investments	4,448	2.7	4,721	2.8

Total invested assets (2)	167,232	100.0	169,142	100.0

(1)	Including multi-unit residential.

(2)	For additional information on invested assets, see note 6(a) to MFC’s Audited Annual Financial Statements for the year ended December 31, 2005 filed on SEDAR.
The consolidated general fund invested assets were denominated 67% in U.S. dollars, 26% in Canadian dollars, 4% in Japanese yen and 3% in other currencies as at December 31, 2005. The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, market, liquidity, currency, credit and derivatives. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is subject.
Bonds
As at December 31, 2005, the bond portfolio was $103.3 billion, representing 62% of the carrying value of consolidated general fund invested assets, with 68% of the bond portfolio rated “A” or higher and 94% rated “BBB” (investment grade) or higher. Investment grade bonds include the securities of more than 3,000 different issuers, with no corporate issuer representing more than 0.5% of such bonds. Below investment grade bonds include the securities of more than 400 different issuers, with no issuer representing more than 2.6% of such bonds. Net impaired bonds had a carrying value of $339 million. The following table summarizes the Company’s bond portfolio credit quality.

Bond Portfolio Credit Quality

($ millions)		December 31, 2005		December 31, 2004
	Rating
NAIC	Agency		% of		% of
Designation(1)	Designation(2)	Carrying Value	Total	Carrying Value	Total
1	AAA	24,143	23.4	23,632	22.3
1	AA	17,599	17.0	16,867	15.9
1	A	28,588	27.7	26,138	24.6
2	BBB	27,199	26.3	32,985	31.1
3 & below	BB & lower and unrated	5,786	5.6	6,451	6.1

Total		103,315	100.0	106,073	100.0

(1)	NAIC designations are assigned no less frequently than annually.

(2)	Sources: Dominion Bond Rating Service Ltd.; Standard & Poor’s Ratings Services; Moody’s Investors Service, Inc.; Fitch IBCA; Thomson Financial Bankwatch, Inc.; Rating & Investment Information, Inc.; Japan Credit Rating Agency, Ltd. and internal ratings. Rating designation includes all gradations within the relevant category.
Of the bond portfolio, 27% was invested in government-related securities as at December 31, 2005. The remainder was primarily composed of corporate bonds. As at December 31, 2005, the bond portfolio was 72% denominated in U.S. dollars, 21% in Canadian dollars, 4% in Japanese yen and 3% in other currencies.
Based on a conventional definition of private placements, consisting of issues that are illiquid and for which a market price is not readily available, the Company held $32.7 billion of bonds acquired through private placements and commercial loans as at December 31, 2005, constituting 31.7% of the Company’s total bond portfolio. Of these, 49% were rated “A” or higher and 92% were rated “BBB” or higher. Applying a broader definition used by Canadian regulators, which includes U.S. 144A securities with registration rights, private placements and commercial loan bonds would be $37.9 billion, or 36.7% of the Company’s total bond portfolio. The Company invests in private placement bonds because of the generally higher yield, more restrictive financial and business covenants and stronger prepayment protection available on such investments compared to similarly rated public bonds. To the extent that its private placement bonds are not rated by nationally-recognized rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. The following table summarizes the scheduled maturities of the Company’s bond portfolio.
Bond Portfolio Scheduled Maturities

	December 31, 2005		December 31, 2004
	Carrying		Carrying
($ millions)	Value	Fair Value	Value	Fair Value

Due in one year or less	4,107	4,127	4,473	4,501
Due after one year through five years	21,093	21,086	22,017	22,401
Due after five years through ten years	27,515	27,609	27,317	28,131
Due after ten years	38,248	41,366	40,321	43,252
Mortgage-backed securities	12,352	12,242	11,945	12,044

Total	103,315	106,430	106,073	110,329

Mortgages
As at December 31, 2005, mortgage investments represented 17% of general fund invested assets. The mortgage portfolio is diversified by location, property type and mortgagor. First mortgages represented 98% of total mortgages. All mortgages are secured by real properties with 43% located in Canada and 57% located in the United States. Commercial mortgages constituted 80% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio. The following table summarizes the Company’s mortgage portfolio by property type.

Mortgage Portfolio — Property Type

	December 31, 2005		December 31, 2004
	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total

Consolidated Company
Multi-unit residential (1)	4,315	15	4,580	16
Retail	6,888	25	6,611	23
Office	5,217	19	5,963	21
Industrial	3,678	13	3,887	14
Other Commercial	2,181	8	2,337	8
Other Residential	2,553	9	1,795	6
Agricultural	3,176	11	3,511	12

Total	28,008	100	28,684	100

Canada
Multi-unit residential (1)	2,148	7	2,246	8
Retail	2,748	10	2,637	9
Office	1,787	6	1,748	6
Industrial	1,861	7	1,863	7
Other Commercial	999	4	826	3
Other Residential	2,546	9	1,775	6
Agricultural	0	0	0	0

Total	12,089	43	11,095	39

United States
Multi-unit residential (1)	2,167	8	2,334	8
Retail	4,140	15	3,974	14
Office	3,420	13	4,215	15
Industrial	1,817	6	2,024	7
Other Commercial	1,175	4	1,510	5
Other Residential	0	0	0	0
Agricultural	3,176	11	3,511	12

Total	15,895	57	17,568	61

Other Countries
Office	10	0	0	0
Other Commercial	7	0	1	0
Other Residential	7	0	20	0

Total	24	0	21	0

(1)	Includes multi-unit residential properties, such as condominiums.
The following table summarizes the Company’s mortgage portfolio by regional distribution.
Mortgage Portfolio — Regional Distribution

	December 31, 2005		December 31, 2004
	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total

Canada
Ontario	6,309	22	5,876	20
Western Canada	4,111	15	3,875	14
Quebec	932	3	723	3
Other Canada	737	3	621	2

	12,089	43	11,095	39

United States
Pacific	3,879	14	4,029	14
Mid-Atlantic	2,186	8	2,378	8
New England	1,295	5	1,245	4
Central Northeast	1,764	6	1,925	7
South Atlantic	3,045	11	3,817	13
Other	3,726	13	4,174	15

	15,895	57	17,568	61

Other Countries	24	0	21	0

Total	28,008	100	28,684	100

Mortgages are originated through a network of 16 branches across Canada and the United States. In 2005, the Company originated more than one-half of its business directly, with mortgage broker referrals representing the balance. While the Company does not have any exclusive arrangements with brokers, there are non-exclusive origination and servicing arrangements with certain mortgage bankers in the United States. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages must be made in accordance with the Company’s mortgage lending policy guidelines, which are reviewed by the Board of Directors at least annually.
The value of government-insured loans was 12% of the total mortgage portfolio as at December 31, 2005. The Company also had privately insured mortgages representing 1.1% of the total mortgage portfolio as at December 31, 2005. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio is 75% at the time the mortgage is underwritten or purchased. As at December 31, 2005, 0.09% of the Company’s Canadian mortgage portfolio and 0.06% of the U.S. mortgage portfolio were considered delinquent.
Stocks
As at December 31, 2005, stocks represented 5% of the consolidated general fund invested assets. The Company’s stock portfolio is diversified by industry sector and issuer, and is 92% comprised of publicly listed common shares. The stock portfolio was invested 38% in Canadian issuers, 34% in U.S. issuers, 21% in Asian issuers and 7% in other issuers. The largest single issuer in the stock portfolio represented 2% of the portfolio.
Real Estate

Real estate represented 3% of the consolidated general fund invested assets as at December 31, 2005. As at December 31, 2005, the real estate carrying value was $5.3 billion, with 60% located in the United States, 33% in Canada and 7% in Japan and other Asian countries.
The Company’s real estate investment activities focus on major urban centres. Commercial office properties are the largest component, representing 68% of the portfolio as at December 31, 2005, with the remainder split among timber, agricultural, residential, retail, industrial and other property types. The overall occupancy rate for all commercial real estate investments as at December 31, 2005 was over 95%.
The real estate portfolio, as at December 31, 2005, had a market value surplus of $914 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. The Company’s commercial real estate properties with a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2005, approximately 60% of the commercial real estate portfolio was appraised, the majority of which were performed by independent appraisers. An environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, a more detailed environmental assessment must be obtained. Additionally, the Company’s environmental compliance officer must approve the purchase of any such commercial properties.
Policy Loans
Policy loans represented 4% of invested assets as at December 31, 2005. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance.
Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans.
Other Investments
Other investments include $3.2 billion of unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and $526 million of oil and gas producing properties. Also included are various types of derivative instruments. Oil and gas assets are located in Alberta, Saskatchewan and Ontario, Canada.
Impaired Assets
As at December 31, 2005, impaired assets net of allowances were $643 million, representing 0.38% of consolidated general fund invested assets. Allowances for losses on bonds and mortgages are established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the asset and related investment income. Stocks are written down to market value if an impairment in the value of the entire stock portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Real estate properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Assets are reviewed quarterly to identify whether any provisions should be taken. The carrying value of an impaired asset is reduced to the net realizable value of the asset in the period of impairment and a corresponding provision is charged to income. Once established, an allowance is only reversed if the conditions that caused the impairment no longer exist. The Company had established allowances for impairment of $276 million as at December 31, 2005.
Segregated Funds
As at December 31, 2005, the Company’s segregated funds had net assets held by policyholders of $139.7 billion. Assets in segregated funds are primarily generated from the Company’s variable annuity, pension and insurance businesses. Policyholder benefits on these variable products are based on the performance of the relevant segregated funds, subject to certain minimum guarantees provided by the Company for which reserves are held in the general fund. Of the segregated funds, approximately 25% were managed internally by MFC Global as at December 31, 2005.
Mutual Funds
As at December 31, 2005, the Company’s mutual funds had net assets of $34.6 billion. Over 80% of these funds were managed by MFC Global. The Company does not provide any guarantees on the Company’s mutual funds.
Third Party Investment Management Services
Through its subsidiaries, the Company offers a full range of investment management services to pension funds, pooled funds, mutual funds, endowment funds and other institutions. As at December 31, 2005, $27.4 billion of third party assets were managed by MFC Global. Although these services currently represent a small portion of the Company’s operations, the Company intends to expand the investment management businesses of MFC Global in the United States, Canada and the United Kingdom, as well as those of its investment offices in Asia and Australia.
RISK FACTORS
Manulife Financial is in the business of taking risks to generate profitable growth. How effectively these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding reputation and capital. The fundamental objective of Manulife Financial’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy; taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.
Further explanation of Manulife Financial’s risk management approach and the risks relating to Manulife Financial and its business, and the accounting and actuarial assumptions and estimated used by Manulife Financial in the preparation of its financial statements, can be found in the sections under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005, which sections are incorporated herein by reference.
As noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, product risk, credit risk, asset liability and market risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. In addition, the following have been identified by management as risk factors that could cause actual performance and results to differ from Manulife Financial’s estimates and expectations. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein.
Competition
Manulife Financial operates in highly competitive markets in Canada, the United States and Asia. In these markets, Manulife Financial competes not only with other insurance companies, but also, depending upon the market, with non-insurance financial services companies, including banks, stock brokerage firms, investment advisors and mutual fund companies. The level of competition may increase further as a result of the continuing consolidation of the financial services industry. Mergers and acquisitions involving financial services companies have increased significantly, as these companies attempt to improve their competitive position through increased market share, economies of scale and diversification of products and services. Increased competition may reduce Manulife Financial’s market share with respect to core product offerings and may lower profits.
Ratings
Ratings with respect to claims paying ability and financial strength are important factors in establishing the competitive position of life insurance companies and also impact the cost and availability of capital to an insurance company. Manulife Financial competes with other insurance companies, financial intermediaries and other financial institutions on the basis of a number of factors, including the ratings assigned by internationally recognized rating organizations. Any ratings downgrades, or the potential for ratings downgrades could increase the surrender levels of annuity and insurance products and adversely affect the Company’s ability to market and distribute products and services, which could have an adverse effect on the Company’s business, financial condition and results of operations.
Stock Market, Real Estate Market and General Economic Conditions
The surplus and earnings of the Company are affected by, among other things, the prevailing performance of the stock markets and economic conditions which influence demand for the Company’s products and performance of the Company’s investment portfolio.
Sales of variable insurance, annuity, mutual fund and pension products are substantially affected by stock market performance and demand for products that allow customers to participate in that performance. A pronounced and sustained decline in the Canadian or U.S. stock markets or poor investment performance by Manulife Financial’s segregated funds or mutual funds may reduce demand for or increase surrenders of these products, which may not be offset by increased demand for Manulife Financial’s fixed-rate products. If this occurs, it may have an adverse effect on Manulife Financial’s business, financial condition and results of operations. A stock market decline could also increase the cost of guarantees associated with variable products issued or reinsured by the Company. A pronounced and sustained decline in the Canadian or U.S. stock markets would also reduce the market value of Manulife Financial’s general account equity portfolio. In addition, a pronounced and sustained decline in the Canadian or U.S. real estate markets would reduce the market value of the Company’s general fund real estate portfolio.
Further discussion of risks facing Manulife Financial relating to the Stock Market, Real Estate Market and General Economic Conditions, and Manulife Financial’s approach to management of these risks, can be found under “Risk Management – Market and Asset Liability Risk and Liquidity Risk” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005.
Changes in Interest Rates
Interest rate volatility creates the risk of reduction in interest spread or profit margins and risk of policyholder surrenders or transfers of funds from lower-yielding fixed-rate products to higher-yielding investments. These risks will arise because a substantial portion of Manulife Financial’s general fund assets consist of fixed-rate bonds and commercial mortgages and a substantial portion of Manulife Financial’s liabilities consist of fixed-rate insurance and annuity products. If interest rates increase, Manulife Financial may experience an increase in surrenders or transfers to variable and other products. There can be no assurance that the results of operations of Manulife Financial would not be adversely affected by losses if Manulife Financial were required to sell invested assets to fund these surrenders or transfers.
Interest rate volatility may also create an asset and liability mismatch within Manulife Financial, which may arise when a change in interest rates reduces the return on invested assets earmarked to support particular liabilities or increases the amount payable on a future liability without increasing the return on the asset designated to support that liability. A mismatch between a particular liability of the Company and the return on the assets designated to support that liability could adversely affect Manulife Financial’s profit margin. In addition, interest rate changes may cause a narrowing of Manulife Financial’s net spread between interest earned on its invested asset portfolio and interest credited on its fixed-rate products. Any such narrowing of the net spread on fixed-rate products would adversely affect Manulife Financial’s business, financial condition and results of operations.
Further discussion of interest rate risks facing Manulife Financial and Manulife Financial’s approach to interest rate risk management can be found under “Risk Management – Market and Asset Liability Risk and Liquidity Risk” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005.
Foreign Currency Fluctuations
A substantial portion of Manulife Financial’s revenues are earned in currencies other than Canadian dollars, primarily U.S. and Hong Kong dollars and Japanese yen. For purposes of financial reporting under Canadian GAAP, revenues and expenses denominated in non-Canadian currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. If the Canadian dollar were to strengthen relative to these non-Canadian currencies, the amount of net income reported in MFC’s consolidated statement of operations from non-Canadian dollar denominated business would decrease. Further discussion of foreign currency risks and Manulife Financial’s approach to foreign currency risk management can be found under “Risk Management – Market and Asset Risk and Liquidity Risk” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005.

Credit Risk
Manulife Financial is exposed to credit risk resulting from the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations. The assets in the Company’s general fund are invested primarily in investment grade bonds and commercial mortgages, predominantly first mortgages. Even though investment grade assets are thought to be more secure against issuer defaults, these ratings only provide an independent measure of credit quality and not a guarantee of performance. A pronounced and sustained economic downturn could result in issuer defaults, potentially leading to increased provisions for losses and adversely affecting Manulife Financial’s financial condition and results of operations. Credit risk also arises in the context of reinsurance and derivatives transactions entered into by the Company to the extent that the counterparties to those agreements are unable or unwilling to meet their obligations to the Company. Further discussion of credit risks facing Manulife Financial and Manulife Financial’s approach to credit risk management can be found under “Risk Management – Credit Risk” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005.
Future Claims, Losses and Liabilities
A life insurance company’s earnings depend, in part, on the claims paid and incurred under its insurance policies. Manulife Financial uses both its own and the industry’s experience to develop estimates of future claims that are used in pricing its insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. Manulife Financial’s results of operations will vary from period to period as actual claims experience differs from the estimates made. Moreover, if actual experience during a period is materially worse than the assumptions made in pricing products and establishing actuarial liabilities, this may have an adverse effect on Manulife Financial’s financial condition and results of operations for the period.
As part of the prudent management of insured risks, Manulife Financial may reinsure blocks of its business, thereby ceding a portion of the risk associated with the reinsured policies. If any of the providers of reinsurance were to be unable or unwilling to pay the liabilities assumed through this reinsurance, Manulife Financial, as primary insurer, would still be obligated to pay benefit entitlements under the original policy. A significant failure by one or more reinsurers could adversely affect the business, financial condition and results of operations of Manulife Financial.
Regulatory Regime and Legal Proceedings
Manulife Financial is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it does business. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Manulife Financial’s business could be adversely affected by changes in applicable law or regulation or the interpretation or enforcement thereof. In addition, failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, adversely affecting the Company’s reputation, business, financial condition and results of operations. The Company is also regularly involved in litigation, both as plaintiff and defendant. The unfavourable resolution of any litigation could have an adverse impact on the Company’s, business, financial condition and results of operations. For further information about regulatory matters and legal proceedings, see “Government Regulation” and “Legal Proceedings” in this Annual Information Form.
Holding Company Structure; Restrictions on Dividends
MFC is a holding company and owns all of the outstanding common equity of Manufacturers Life and John Hancock. As a holding company, MFC’s ability to meet its cash requirements depends upon the receipt of dividends, distributions and other payments from Manufacturers Life, John Hancock and its other operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and as a result there are restrictions on payments which may be made to MFC by them. For further information about restrictions on shareholder dividends and capital requirements see “Government Regulation” in this Annual Information Form.
Tax Treatment
The attractiveness to customers of some of Manulife Financial’s products is due, in part, to favourable tax treatment. Changes to tax laws may affect the attractiveness of these products. From time to time, governments in the jurisdictions in which Manulife Financial operates will have considered proposals for tax law changes that could adversely affect Manulife Financial’s products.
Acquisitions and Joint Ventures
Although the Company regularly explores opportunities for strategic acquisitions of or joint ventures with companies in similar lines of business, there is no assurance that the Company will be able to complete acquisitions or joint ventures on terms and conditions that satisfy its investment criteria. There is also no assurance that the Company will promptly or successfully achieve anticipated synergies following acquisitions or joint ventures. Company performance is contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that the Company will always succeed in doing so after an acquisition or establishment of a joint venture.

Customer and Third Party Relationships
In issuing insurance policies or other products to customers or entering into transactions with third parties, Manulife Financial may rely on information, including representations as to the accuracy of such information, provided by such customers or third parties. In the event any such information is materially misleading, Manulife Financial’s business, financial condition, results of operations and reputation could be adversely affected.
Manulife Financial distributes its products through a variety of distribution channels in addition to its own sales force, including through broker-dealers, banks and wholesalers. In addition, Manulife Financial outsources certain of its administrative functions to third parties. The inability of these third parties to fulfill their contractual obligations to or otherwise perform services to or on behalf of Manulife Financial could have a material adverse affect on Manulife Financial’s ability to market or service its products. Additional information on outsourcing and other operational risks can be found under “Risk Management — Operational Risk” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2005.
Other Factors
Other factors that may affect future results include changes in government trade policy; political conditions and developments in or affecting the countries in which Manulife Financial operates; the timely development and introduction of new products and services in receptive markets; technological changes; operational and infrastructure risks; unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes or tsunamis; the possible impact on Manulife Financial’s business from public health emergencies, such as an influenza pandemic; international conflicts and other developments including those relating to terrorist activities; and Manulife Financial’s success in anticipating and managing the risks associated with those events. Although Manulife Financial takes steps to anticipate and minimize risks in general, there can be no assurance that unforeseen future events will not have a negative impact on the business, financial condition and results of operations of the Company.
We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Manulife Financial, investors and others should carefully consider the foregoing factors, as well as other uncertainties and potential events, and other external and Company specific factors that may adversely effect the future business, financial condition or results of operations of Manulife Financial. The Company does not undertake to update any forward-looking statements.
GOVERNMENT REGULATION
As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.
CANADA
Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, through subsidiaries and networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.
The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action. The most recently completed periodic examination of Manulife Financial, conducted in February 2006, did not raise any issues which were found to be material.
Investment Powers
Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital Requirements
The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are MCCSR for MFC’s Canadian life insurance subsidiaries and the Risk Based Capital (“RBC”) requirements for MFC’s U.S. life insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
Restrictions on Shareholder Dividends and Capital Transactions
The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would also require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.
Appointed Actuary
In accordance with the ICA, the Board of Directors of the Company has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit and Risk Management Committee, to report, in accordance with accepted actuarial practice, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company.
Provincial Insurance Regulation
The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. The Company is licensed to transact business in all provinces and territories of Canada.
Provincial/Territorial Securities Laws
The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial and territorial securities laws. Elliott & Page is registered as an investment counsel and portfolio manager across Canada and is subject to regulation by the provincial and territorial securities regulators. MSIL is registered under provincial and territorial securities laws to sell mutual funds across Canada and is subject to regulation by the provincial and territorial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization.
Assuris
Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.
UNITED STATES
General Regulation at the State Level
The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock Life and John Hancock USA. They are registered in Massachusetts and Michigan, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.
The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.
Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such agencies at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.
State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in cooperation with the departments of two or three other states under guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.
In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations. The ACLI has established the Insurance Marketplace Standards Association (“IMSA”), a self-regulatory organization, to implement its Principles and Code of Ethical Life Insurance Market Conduct, which includes a third party assessment procedure. John Hancock USA was originally admitted to membership in IMSA in April 1998. It was most recently re-certified in 2004. John Hancock Life was initially certified by IMSA on March 31, 1998. It was most recently recertified on March 31, 2005.
Investment Powers
The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital
U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.
NAIC IRIS Ratios
In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.
Risk-Based Capital Requirements
In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2005.
Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries
Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by John Hancock Life is regulated by Massachusetts insurance laws. In both Michigan and Massachusetts regulatory approval is required if a shareholder dividend distribution would exceed a specified amount. In Michigan approval is required for a dividend that would exceed John Hancock USA’s earned surplus and in Massachusetts approval is required for a dividend that would exceed John Hancock Life’s statutory unassigned funds. Regulatory approval is also required in Michigan if the distribution (together with other distributions during the previous 12 months) exceeds the greater of John Hancock USA’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In Massachusetts, approval is required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of John Hancock Life’s statutory net gain from operations for the previous year or 10% of its surplus determined at the end of the previous year. In both states, approval is deemed to have occurred if notice is filed and it has not been disapproved during the 30-day notice period.
Securities Law
Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the Securities Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the U.S. Investment Company Act of 1940 (“Investment Company Act”), as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors, Signator Investors and John Hancock Funds is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the National Association of Securities Dealers, Inc.
Each of John Hancock Life, John Hancock Advisors, Sovereign Asset Management Corporation, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Signator Investors, Independence Investment LLC, Declaration Management & Research LLC, John Hancock Distributors, John Hancock Investment Management Services, LLC, MFC Global Investment Management (U.S.A.) Limited, and Seamark Asset Management Ltd. is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All

aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.
State Guaranty Funds
All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.
Employee Retirement Income Security Act of 1974, as Amended (“ERISA”) Considerations
Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.
ASIA AND JAPAN
In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.
Hong Kong
In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.
The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.
In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.
The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.
Japan
Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels.
Restrictions on Shareholder Dividends
In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.
GENERAL DESCRIPTION OF CAPITAL STRUCTURE
MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”) and an unlimited number of Class B Shares (“Class B Shares”). As of December 31, 2005, MFC had approximately 792 million Common Shares, 14 million Class A Shares Series 1 and 14 million Class A Shares Series 2 issued and outstanding. On January 3, 2006, MFC issued 12 million Class A Shares Series 3 pursuant to a prospectus supplement dated December 12, 2005 (“Prospectus Supplement”) filed on SEDAR.
Certain Provisions Of The Class A Shares As A Class
The following is a summary of certain provisions attaching to the Class A Shares as a class.
Priority
Each series of Class A Shares ranks on a parity with every other series of Class A Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.
Certain Provisions Of The Class B Shares As A Class
The following is a summary of certain provisions attaching to the Class B Shares as a class.
Priority
Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.
Certain Provisions Common To Both Class A Shares And Class B Shares
The following is a summary of certain provisions attaching to both the Class A Shares as a class and to the Class B Shares as a class.
Directors’ Right to Issue in One or More Series
Both the Class A Shares and the Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares or the Class B Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC. A summary of the terms of the Class A Shares Series 1 and Class A Shares Series 2 can be found at Notes 13 and 15, respectively, of MFC’s Audited Annual Financial Statements for the year ended December 31, 2005 filed on SEDAR. The terms of the Class A Shares Series 3 are described in the Prospectus Supplement, which may be accessed on SEDAR.
Voting Rights of Class A Shares and Class B Shares
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares or Class B Shares, the holders of such Class A Shares or Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.
Amendment with Approval of Holders of Class A Shares and Class B Shares
The rights, privileges, restrictions and conditions attached to each of the Class A Shares and the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Class A Shares or Class B Shares given as hereinafter specified.
Approval of Holders of Class A Shares and Class B Shares
The approval of the holders of Class A Shares or Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to such Class A Shares or Class B Shares as a class or in respect of any other matter requiring the consent of the holders of such Class A Shares or Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Class A Shares or Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Class A Shares or Class B Shares duly called for that purpose.
Notwithstanding any other condition or provision of either Class A Shares or Class B Shares, the approval of the holders of either class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:
I.	increase or decrease the maximum number of authorized Class A Shares or Class B Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such Class A Shares or Class B Shares;

II.	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares or the Class B Shares, as the case may be; or

III.	create a new class of shares equal to or superior to the Class A Shares or the Class B Shares, as the case may be.
On every poll taken at every meeting of the holders of Class A Shares or Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares or Class B Shares, each holder of such Class A Shares or Class B Shares entitled to vote thereat shall have one vote in respect of each relevant Class A Share or Class B Share held.
Certain Provisions Of The Common Shares As A Class
The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.
DIVIDENDS
The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.
Pursuant to agreements made between MFC, Manufacturers Life, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of Manufacturers Life) (the “Trust”), MFC and Manufacturers Life have covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, Manufacturers Life will not pay dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not pay dividends on the Class A Shares, Class B Shares and Common Shares, in each case, until the 12th month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.
The Company has paid the following cash dividends between January 1, 2003 and December 31, 2005:
I.	On the Common Shares, (i) a dividend of $0.18 per share was paid on March 19, 2003 and June 19, 2003, (ii) a dividend of $0.21 per share was paid on September 19, 2003, December 19, 2003, March 19, 2004 and June 21, 2004, (iii) a dividend of $0.26 per share was paid on September 20, 2004, December 17, 2004 and March 21, 2005, and (iv) a dividend of $0.30 per share was paid on June 20, 2005, September 19, 2005 and December 19, 2005;

II.	On the Class A Shares, Series 1, a dividend of $0.25625 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year starting on September 19, 2003; and

III.	On the Class A Shares, Series 2, (i) a dividend of $0.09365 per share was paid on March 21, 2005, and (ii) a dividend of $0.29063 per share was paid on the 19th day, or the first business day thereafter, of June, September and December of 2005.
CONSTRAINTS ON OWNERSHIP OF SHARES
The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions as currently enacted, no person is permitted to acquire any shares of MFC without the approval of the Minister of Finance if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC. The restrictions also prohibit any person from becoming a major shareholder of MFC. In addition, MFC is not permitted to record any transfer or issue of shares of MFC if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeding 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares.
In addition, under applicable insurance laws and regulations in Michigan, New York, Massachusetts, Delaware and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Delaware, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

PREFERRED SHARE RATINGS
The following table summarizes the security ratings that MFC has received from approved rating agencies on its outstanding securities as at the date of this Annual Information Form. Approved rating agencies are defined by Canadian securities laws to mean Dominion Bond Rating Service Limited (“DBRS”), Fitch Ratings Ltd. (“Fitch”), Standard & Poor’s (“S&P”) and Moody’s Investors Service.

	DBRS	Fitch	S&P
Class A Series 1	Pfd-1(low)n Stable	A+ / Stable	P-1(low) / A
Class A Series 2	Pfd-1(low)n Stable	A+ / Stable	P-1(low) / A
Class A Series 3	Pfd-1(low)n Stable	A+ / Stable	P-1(low) / A
The security ratings accorded to securities by the rating agencies are not a recommendation to purchase, hold or sell these securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.
DBRS Ratings
DBRS’s ratings for preferred shares range from Pfd-1 to D. These ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. These ratings are appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The ratings trend helps to give investors an understanding of DBRS’s opinion regarding the outlook for the rating in question. The “n” designation is attached to all ratings for securities that are non-cumulative. DBRS believes that risk added under a non-cumulative covenant is a market risk and not a credit risk.
MFC’s Class A Shares, Series 1, Series 2 and Series 3 have been assigned a Pfd-1(low)n rating, first out of six on the rating scale, as they are considered to be of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics. The Stable outlook assigned by DBRS indicates that the rating is not likely to change.
Fitch Ratings
Fitch ratings for preferred shares range from “AAA” to “D” and provide an opinion on the ability of a securities issuer to meet financial commitments such as interest, preferred dividends, or repayment of principal, on a timely basis. These ratings are used as indications of the likelihood of repayment in accordance with the terms of the security and imply no specific prediction of default probability. These ratings do not directly address any risk other than credit risk. A “+” or “-” may be appended to a rating to denote its relative status within major rating categories. A rating outlook indicates the direction a rating is likely to move over a one to two-year period. Rating outlooks may be positive, stable, or negative.
MFC’s Class A Shares, Series 1, Series 2 and Series 3 have been assigned an A+ rating, third out of 12 on the rating scale, denoting a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings. The Stable outlook assigned by Fitch indicates that the rating is not likely to change.
S&P’s Ratings
S&P’s ratings for Canadian preferred shares range from “P-1” to “D” and is a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.
MFC’s Class A Shares, Series 1, Series 2 and Series 3 have been assigned a P-1(low) rating on the Canadian scale, which corresponds to A on the global scale. The ratings are fourth out of 20 on the respective ratings scales. The A rating denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, MFC’s capacity to meet its financial commitment on the A rated obligation is still strong.

MARKET FOR SECURITIES
MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Preferred Shares, Series 1 and Class A Preferred Shares, Series 2 are listed for trading on the TSX under the symbol “MFC.PR.A” and “MFC.PR.B” respectively. The Class A Preferred Shares, Series 3 were listed for trading on the TSX under the symbol “MFC.PR.C” as of January 3, 2006.
TRADING PRICE AND VOLUME
The following table sets out the closing price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
			Volume (in			Volume
2005	High (C$)	Low (C$)	000s)	High (U.S.$)	Low (U.S.$)	(000s)
January	56.38	53.30	25,739	46.15	43.38	5,880
February	58.66	58.07	36,886	47.48	47.08	7,866
March	58.21	56.61	33,890	48.44	45.61	8,953
April	59.63	55.76	29,443	48.19	45.21	6,272
May	58.95	56.72	33,975	47.30	44.84	6,035
June	60.70	56.60	34,803	49.25	45.37	6,479
July	62.91	58.35	23,778	51.17	46.91	6,825
August	63.75	58.65	32,769	52.53	49.17	7,536
September	63.00	59.40	32,392	53.71	50.45	5,677
October	62.46	59.16	30,180	53.55	49.90	6,141
November	69.36	61.30	38,492	58.31	51.80	10,441
December	70.00	67.10	24,948	59.98	57.48	7,803
The following table sets out the closing price range and trading volume of the Class A Shares, Series 1 and Series 2 on the TSX for the period indicated.

	TSX – Series 1			TSX – Series 2
			Volume (in			Volume (in
2005	High (C$)	Low (C$)	000s)	High (C$)	Low (C$)	000s)
January	26.80	26.20	159	N/a	N/a	1,524
February	26.74	25.40	430	24.88	23.80	1,201
March	26.20	25.35	277	24.40	23.80	1,235
April	26.25	25.75	302	24.50	23.25	991
May	26.35	25.61	386	24.75	24.25	712
June	26.60	26.20	534	25.00	24.60	2,563
July	26.75	26.34	123	24.85	24.26	332
August	26.75	26.21	3,904	24.85	24.15	914
September	26.84	26.55	472	25.00	24.65	676
October	26.75	26.40	980	24.85	24.25	333
November	27.74	26.20	3,710	25.50	24.40	1,930
December	27.55	27.05	516	25.75	25.00	1,035
LEGAL PROCEEDINGS
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, and as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the SEC, the National Association of Securities Dealers, Inc. and Canadian securities commissions, regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. As with many other companies in the financial services industry, the Company has been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds, and sales compensation practices and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. Management of the Company believes that these inquiries are similar to those made to many financial service companies by various agencies regarding practices, policies and procedures relating to trading in mutual fund shares, sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Management of the Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.
DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS
The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.
The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at March 21, 2006. Additional information on each Director can be found at the sections entitled “Board of Directors” in MFC’s Management Information Circular dated March 15, 2006 filed on SEDAR, which section is incorporated herein by reference. Michael H. Wilson resigned as a director effective February 28, 2006.
Each director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 4, 2006.

Name and	Position with
Residence	Manulife Financial	Principal Occupation
Arthur R. Sawchuk	Chairman of the Board	Chairman of the Board,
Ontario, Canada		Manulife Financial

Dominic D’Alessandro	President and Chief	President and Chief Executive
Ontario, Canada	Executive Officer, Director	Officer, Manulife Financial

John M. Cassaday	Director	President and Chief Executive Officer, Corus
Ontario, Canada		Entertainment Inc. (broadcasting company)

Lino J. Celeste	Director	Corporate Director (1)
New Brunswick, Canada

Dr. Gail C.A. Cook-Bennett	Director	Chair, Canada Pension Plan
Ontario, Canada		Investment Board (Canada Pension Plan funds management)

Thomas P. d’Aquino	Director	Chief Executive and President, Canadian Council of
Ontario, Canada		Chief Executives (research and advocacy group)

Richard B. DeWolfe	Director	Managing Partner, DeWolfe & Company LLC
Massachusetts, United States		(consulting firm) (2)

Robert E. Dineen, Jr.	Director	Of Counsel, Shearman & Sterling (law firm)
New York, United States

Pierre Y. Ducros	Director	President, P. Ducros & Associates, Inc.
Quebec, Canada		(investment firm)

Allister P. Graham	Director	Chairman and interim Chief Executive Officer, Nash
Ontario, Canada		Finch Company (food retail and distribution company) (3)

Thomas E. Kierans	Director	Chair, The Canadian Journalism Foundation (not-for-
Ontario, Canada		profit organization) (4)

Dr. Lorna R. Marsden	Director	President and Vice Chancellor,
Ontario, Canada		York University

Hugh W. Sloan, Jr.	Director	Deputy Chairman, Woodbridge Foam Corporation
Michigan, United States		(manufacturer of automobile parts)

Gordon G. Thiessen	Director	Chair, Canadian Public Accountability Board (5)
Ontario, Canada

(1)	Prior to April 2001, Lino Celeste was Chairman of Aliant Inc.

(2)	Prior to September, 2002, Richard DeWolfe was Chairman and Chief Executive Officer of The DeWolfe Companies, Inc.

(3)	Prior to February 14, 2006, Allister Graham was Chairman of Nash Finch Company.

(4)	Prior to December 1, 2005, Thomas Kierans was Chairman, CSI Global Education Inc., and prior to November 2004, Mr. Kierans was Chairman, The Canadian Institute for Advanced Research

(5)	Prior to October 31, 2002, Gordon Thiessen was a Corporate Director.

EXECUTIVE OFFICERS
The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of March 21, 2006.

Name and Residence	Position with Manulife Financial
Dominic D’Alessandro	President and Chief Executive Officer
Ontario, Canada

Victor S. Apps	Senior Executive Vice President and General Manager, Asia
Hong Kong, Special Administrative Region of China

Jean-Paul Bisnaire	Senior Executive Vice President, Business Development and
Ontario, Canada	General Counsel (1)

Geoffrey G. Crickmay	Executive Vice President and General Manager, Japan (2)
Tokyo, Japan

John D. DesPrez III	Senior Executive Vice President, John Hancock
Massachusetts, United States

Bruce Gordon	Senior Executive Vice President and General Manager,
Ontario, Canada	Canadian Operations (3)

Donald A. Guloien	Senior Executive Vice President and Chief Investment Officer
Ontario, Canada

John C. Mather	Senior Executive Vice President and Chief Administrative
Ontario, Canada	Officer (4)

Peter H. Rubenovitch
Ontario, Canada	Senior Executive Vice President and Chief Financial Officer

(1)	Prior to July 2004, Jean-Paul Bisnaire was a partner at Davies Ward Phillips & Vineberg LLP, a Canadian based law firm.

(2)	From April 2004 to July 2004, Geoffrey Crickmay was Executive Vice President and Deputy General Manager, Japan. From January 2004 to April 2004 Mr. Crickmay was Senior Vice President, Sales and Marketing, Japan. From April 2001 to January 2004 Mr. Crickmay was Senior Vice President, Group Business, Canadian Operations. Prior to April 2001, Mr. Crickmay was Senior Vice President, Individual Life Insurance, Canadian Operations.

(3)	Prior to April 2001, Bruce Gordon was Senior Vice President, Group Business, Canadian Operations.

(4)	From May 2001 to December 2002, John Mather was Executive Vice President and Chief Information Officer. Prior to May 2001, Mr. Mather was Executive Vice President and Chief Information Officer with Ontario Power Generation.
SHARE OWNERSHIP
The number of Common Shares held by Directors and Executive Officers of MFC as at December 31, 2005 was 652,548, which represented less than one per cent of the outstanding Common Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CIBC Mellon Trust Company	In the United States:	Mellon Investor Services LLC
	200 Queen’s Quay East, Unit 6,		P.O. Box 3338, South Hackensack
	Toronto, Ontario, Canada, M5A 4K9		New Jersey, U.S.A. 07606-1938
	Toll Free: 1-800-783-9495		Toll Free: 1-800-249-7702
MATERIAL CONTRACTS
MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon (the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC has also entered into a supplemental indenture to the above Trust Indenture dated May 19, 2005 with CIBC Mellon (the “Supplemental Indenture”) setting out the terms of Medium Term Notes that may be issued by MFC under a Medium Term Note Program Prospectus Supplement, as filed with applicable securities regulators from time to time. Under the terms of the Supplemental Indenture, an aggregate maximum of $1.5 billion of Medium Term Notes are currently issuable. No Medium Term Notes are currently issued under the Supplemental Indenture.
On July 8, 2005, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock Life relating to medium term notes sold by John Hancock Life to retail investors under the SignatureNotes program on or after June 29, 2005, the payment of which is fully and unconditionally guaranteed by MFC. MFC has also fully and unconditionally guaranteed the SignatureNotes sold by John Hancock Life prior to July 8, 2005.

MFC’s guarantees of the SignatureNotes are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes. John Hancock Life had approximately U.S. $2.46 billion principal amount of SignatureNotes outstanding as at December 31, 2005, with capacity to issue a further U.S. $2.225 billion principal amount under the terms of issuance program governing the SignatureNotes as at that date. More information about MFC’s guarantee of the SignatureNotes can be found at Note 23(e) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2005 filed on SEDAR.
INTERESTS OF EXPERTS
The auditors of MFC are Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, P.O Box 251, Toronto, Ontario, M5K 1J7. Simon Curtis, Executive Vice President and Appointed Actuary of MFC, provided a valuation of policy liabilities of the Company for its consolidated balance sheets as at December 31, 2005 and 2004. At the time such experts prepared the applicable report and at the date hereof, the listed experts and the designated professionals of the listed experts own beneficially, directly or indirectly, less than one percent of the outstanding securities or other property of the Company.
AUDIT & RISK MANAGEMENT COMMITTEE
Composition Of The Audit Committee
Messrs. Thomas E. Kierans, Lino J. Celeste, Richard B. DeWolfe, Robert E. Dineen Jr., Allister P. Graham and Arthur R. Sawchuk are the members of MFC’s Audit and Risk Management Committee (“Audit Committee”). Mr. Kierans is the chair of the Audit Committee and has held that post for 7 years. The Board of Directors of MFC has determined that each member of the Audit Committee is independent, financially literate and a financial expert as those terms are defined by the applicable regulators.
Relevant Education And Experience
In addition to the general business experience of each member of the Audit Committee, the education and experience of each member is as follows: Mr. Kierans holds a Master of Business Administration from University of Chicago, was formerly the President and Chief Executive Officer of the C.D. Howe Institute, and is a former member of the board of directors of BCE Inc. Mr. Celeste is an electrical engineer, is the past Chairman of Aliant Inc. and was the President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. DeWolfe holds a bachelors degree from Boston University in marketing and finance and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Mr. Dineen holds a law degree from Syracuse University of Law, and is a member of the board of directors of Nova Chemicals Corporation. Mr. Graham is currently the Chairman and interim Chief Executive Officer of Nash Finch Company and was formerly the Chairman and Chief Executive Officer of The Oshawa Group Limited. Mr. Sawchuk holds a degree in mechanical engineering from the University of Manitoba, is the former Chairman, President and Chief Executive Officer of DuPont Canada, Inc., and is also a director of Manitoba Telecom Services Inc., Bowater Inc. and the Canadian Institute for Advanced Research.
Pre-Approval Policies And Procedures
A description of the pre-approval policies and procedures of the Audit Committee can be found in the Company’s Statement of Corporate Governance Practices, located at Schedule A of MFC’s Management Information Circular dated March 15, 2006 filed on SEDAR, which Schedule is incorporated herein by reference, and on the Company’s web site at www.manulife.com.
External Auditor Service Fees
A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Annual Meeting” in MFC’s Management Information Circular dated March 15, 2006 filed on SEDAR, which section is incorporated herein by reference.
ADDITIONAL INFORMATION
Additional information with respect to the Company, including Directors’ and Officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under the Company’s equity compensation plans, where applicable, is contained in the Management Information Circular. Additional financial information is provided in the Company’s comparative financial statements and the Company’s management discussion and analysis for the most recently completed financial year. Additional information relating to the Company may be found in SEDAR at www.sedar.com and is accessible at the Company’s web site, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 — AUDIT & RISK MANAGEMENT COMMITTEE CHARTER
Manulife Financial Corporation (the “Company”)
Audit & Risk Management Committee Charter (2006)
1.	Overall Role and Responsibility
1.1	The Audit & Risk Management Committee (“Committee”) shall:
(a)	assist the Board of Directors in its oversight role with respect to:
(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s risk management and compliance practices;

(iii)	the independent auditor’s performance, qualifications and independence;

(iv)	the performance of the Company’s internal audit function; and

(v)	the Company’s compliance with legal and regulatory requirements; and
(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.
2.	Structure and Composition

2.1	The Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Insurance Companies Act (Canada).

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of three or more other public companies. If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:
(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.
The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.
3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties
The Committee will carry out the following specific duties:
4.1	Oversight of the Independent Auditor
(a)	Appoint or replace the independent auditor (subject to shareholder ratification) and set the compensation for the independent auditor.

(b)	Provide the oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(c)	Preapprove all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(d)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services.

(e)	Annually review any delegation of authority to grant preapprovals of audit and permitted non-audit services.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:
(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company; and

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.
(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:
(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.
(j)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review as necessary policies for the Company’s hiring of employees or former employees of the independent auditor.
4.2	Financial Reporting
(a)	Review and discuss with management and the independent auditor the annual audited financial statements and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions may specify.

(c)	Review and discuss with management and the independent auditor the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Require management to implement and maintain appropriate internal control procedures.

(e)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(f)	Review, evaluate and approve the procedures established under s. 4.2(d).

(g)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(h)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:
(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.
(i)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:
(i)	any significant changes in the Company’s selection or application of accounting principles;

(ii)	any major issues as to the adequacy of the Company’s internal controls; and

(iii)	any special steps adopted in light of material control deficiencies.
(j)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
(k)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(l)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(m)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(n)	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(o)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(p)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(q)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(r)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(s)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Insurance Companies Act (Canada), including the parts of the annual financial statement and the annual return filed under s. 665, prepared by the actuary, and such other matters as the Committee may direct.

(t)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(u)	Meet with the Chief Internal Auditor and with Management to discuss the effectiveness of the internal control procedure established pursuant to s.4.2(d).
4.3	Oversight of the Company’s Internal Audit Function
(a)	Review with the internal auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

(b)	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.
4.4	Oversight of Risk Management
(a)	Review and approve periodically:
(i)	management’s risk philosophy; and

(ii)	risk management policies.
(b)	Review with management at least annually reports demonstrating compliance with risk management policies.

(c)	Review reports at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses from the:
(i)	independent auditor; and

(ii)	the internal auditor.
(d)	Discuss with management at least annually the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.
4.5	Oversight of Regulatory Compliance
(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

(d)	Meet with the Company’s regulators, according to applicable law.

(e)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.
4.6	Proxy Circular
(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

5.	Funding for the Independent Auditor and Retention of Independent Advisors
The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.